Exhibit 2

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

BANKFINANCIAL CORPORATION,

A MARYLAND CORPORATION

AND

UNIVERSITY BANCORPORATION, INC.,

AN ILLINOIS CORPORATION

November 29, 2005

i

LIST OF EXHIBITS

Exhibit A	List of Loan Standards
Exhibit B	Form of Legal Opinion from Legal Counsel to Purchaser
Exhibit C	Form of Legal Opinion from Legal Counsel to Shareholders
Exhibit D	Material Agreement Provisions or Effects
Exhibit E	Allocation Statement
Exhibit F	Bank Merger Agreement
Exhibit G	Tax Opinion

LIST OF SCHEDULES

Schedule 4.4	Bank Organization
Schedule 4.6(c)	Equity Securities
Schedule 4.7	Bank Regulatory Reports
Schedule 4.8	Bank Financial Statements
Schedule 4.9	Regulatory Investigations
Schedule 4.11	Litigation
Schedule 4.13	Insurance
Schedule 4.14	Loan Matters
Schedule 4.14(b)	Non-Performing Loans and Letters of Credit
Schedule 4.14(d)	OREO
Schedule 4.14(g)	Insider Loans
Schedule 4.15(a)	Investments
Schedule 4.15(b)	Investment Restrictions

Schedule 4.15(c)	Repurchase Agreements
Schedule 4.16	Deposits
Schedule 4.17	Material Agreements
Schedule 4.18(a)	Bank Properties
Schedule 4.18(b)	Leases
Schedule 4.18(c)	Intellectual Property
Schedule 4.23	Bank Benefit Plans; Compliance with ERISA
Schedule 4.25	Powers of Attorneys
Schedule 4.28	Operations Since December 31, 2004
Schedule 4.30	Undisclosed Liabilities

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is made and entered into as of the 29th day of November, 2005, by and between BankFinancial Corporation, a Maryland corporation having its principal business office at 15W060 North Frontage Road, Burr Ridge, Illinois (“Purchaser”), and University Bancorporation, Inc., an Illinois corporation having its principal place of business at 1354 East 55th Street, Chicago, Illinois (“Shareholder”).

R E C I T A L S:

A. Shareholder owns all of the issued and outstanding shares of capital stock of University National Bank, Chicago, Illinois (the “Bank”).

B. Shareholder desires to sell, and the Purchaser desires to purchase, all of the issued and outstanding shares of the capital stock of the Bank as provided in this Agreement.

A G R E E M E N T S:

In consideration of the representations, warranties, covenants and agreements contained in this Agreement, Shareholder and Purchaser agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. In addition to capitalized terms separately defined herein, the following capitalized terms, as used in this Agreement, shall have the following meanings:

“Action” means any litigation, claim, action, suit, citation or charge, and any inquiry, hearing, proceeding, arbitration or investigation initiated, by or pending before any Applicable Governmental Authority.

“Adjusted Equity Capital,” means the Bank’s Total Equity Capital, adjusted to exclude the effects of (a) any increases or decreases in the Bank’s Total Equity Capital after June 30, 2005 that result solely from the application of SFAS No. 115 to the Bank’s available for sale Investment Securities; (b) earnings accrued and retained in connection with gains resulting from the sale of any Investment Securities or other assets occurring after June 30, 2005, other than earnings accrued and retained in connection with gains on the sale of any Excluded Assets; (c) any Closing Adjustments made at Purchaser’s request pursuant to Section 7.4(e). In determining Adjusted Equity Capital, there will be no positive or negative adjustments for (i) any loan loss reserves that exceed the reserves required by SFAS 5 and SFAS 114; and (ii) any Loan write-offs or Loan reclassifications for which the Bank has established an adequate specific reserve pursuant to SFAS 114, or that are covered by general reserves established by the Bank in excess of the general reserves required by SFAS 5.

“Affiliate” means, with respect to a Person specified, another Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

“Allocation Statement” shall have the meaning provided in Section 8.3.

“BankFinancial” means BankFinancial, F.S.B., Purchaser’s wholly-owned subsidiary.

“Applicable Governmental Authorities” means, with respect to a Person, the Regulatory Authorities, the IRS and any other federal, state, county or local governmental instrumentality, agency, board or official having authority or jurisdiction to enforce or adjudicate any Applicable Law and Regulation, Action, Claim or Tax, or any court or arbitral body having jurisdiction over the Person.

“Applicable Laws and Regulations” means, with respect to a Person, all statutes, laws, ordinances, regulations, rules and rulings, and all published guidelines, interpretive letters, advisories or bulletins, of any Applicable Governmental Authority that apply to or binding upon such Person, the conduct of its business, any of its assets or Liabilities, including Taxes.

“Bank Asset Purchase” shall have the meaning provided in Section 8.1.

“Bank Benefit Plans” means each profit sharing, group insurance, hospitalization, stock option, pension, retirement, bonus, deferred compensation, stock bonus, stock purchase or other employee welfare or benefit agreement, and any other plan or arrangement constituting an “employee benefit plan” as defined in Section 3(3) of ERISA, now or hereafter established, maintained, sponsored, undertaken or contributed to by the Bank for the benefit of the officers, directors or employees of the Bank, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement, plan or arrangement, and all other contracts or arrangements under which pensions, deferred compensation or other retirement benefits are being paid or may become payable by the Bank.

“Bank Financial Statements” shall have the meaning provided in Section 4.8.

“BHCA” means the Bank Holding Company Act of 1956.

“Bank Material Adverse Effect” means an effect that is or could reasonably be expected (a) to be material and adverse to the financial condition, assets, properties, business, earnings, results of operations of the Bank, excluding the effects of any event or circumstance for which a Purchase Price adjustment is not permitted under Section 2.2(a); or (b) to materially and adversely affect the ability of the Bank or Shareholder to consummate the Transaction. An event or effect will not be considered a Bank Material Adverse Effect if it is of a fixed and certain amount and will not reduce the Bank’s Adjusted Equity Capital below the Minimum Capital Level at Closing.

“Bank Merger” means the merger of the Bank into BankFinancial pursuant to the Bank Merger Agreement.

“Bank Merger Agreement” shall have the meaning provided in Section 7.7.

“Bank OREO” means any “other real estate owned” by the Bank as defined by the rules and regulations of the OCC.

“Bank Permitted Liens” means (a) liens for Taxes, assessments, and other governmental charges or levies, the payment of which is not past due; (b) liens or pledges to secure payments of worker’s compensation, unemployment insurance, or the performance of bids, leases, public or statutory obligations or similar obligations arising in the ordinary course of business; (c) zoning restrictions, easements, licenses and other restrictions on the use of real property or any interest therein, or minor irregularities in title, that do not materially impair the use of such property in the operation of the Bank’s business or its merchantability or value; (d) financing leases or other purchase money or vendor’s liens or security interests; (e) liens for current property Taxes not yet due and payable or being contested in good faith; (f) pledges and liens given to secure public fund deposits and other Liabilities of the Bank arising in the ordinary course of business, including pledges and liens arising in connection with Federal Home Loan Bank borrowings permitted hereunder; and (g) pledges related to the Bank’s treasury, tax and loan account.

“Bank Properties” means (a) all real estate owned or leased by the Bank, and any buildings, fixtures and appurtenances located thereon; (b) any Bank OREO; and (c) any real estate upon which the Bank is in the process of foreclosing.

“Bank Regulatory Reports” shall have the meaning provided in Section 4.7.

“Bank Stock” shall have the meaning provided in Section 4.6(a).

“Best Efforts” means commercially reasonable good faith efforts, but not requiring either party to waive any condition to its obligations under this Agreement or to incur any substantial cost not otherwise required.

“Business Day” means any day other than a Saturday, a Sunday or any other day that the Bank is authorized or required to be closed for business.

“Claims” means any and all options, proxies, voting trusts, voting agreements, judgments, pledges, charges, escrows, rights of first refusal or first offer, mortgages, indentures, claims, transfer restrictions, liens, security interests and other encumbrances of every kind and nature whatsoever, whether arising by agreement, operation of law or otherwise.

“Closing” means the actions required to consummate the Stock Purchase, which shall take place as provided in Article II after the satisfaction or waiver of all of the conditions set forth in Article IX.

“Closing Adjustments” shall means any of the following actions taken by the Bank pursuant to Section 7.4(e): (a) any accounting adjustments or entries to the Bank’s books and records; (b) any changes to the Bank’s accounting methods; (c) the sale or transfer of any Investment Securities; (d) the charge-off any Loan or portion thereof; (e) the establishment of new reserves or additional reserves for any Loan; (f) providing notice under any insurance policy or bond; (g) the acceleration, deferral or accrual or any actual or anticipated obligation, expense or income item; and (h) and such other actions or adjustments that would affect the financial reporting of the Bank after the Closing.

“Closing Date” means the date the Closing occurs.

“Closing Financial Statements” shall have the meaning provided in Section 2.2(b).

“Code” means the Internal Revenue Code of 1986.

“Deposit Schedule” shall have the meaning provided in Section 4.16.

“Disclosure Schedule” means the schedules, agreements, lists and other documentation described or referred to in this Agreement as part of the Disclosure Schedule, as delivered to Purchaser on November 29, 2005, and as subsequently updated pursuant to Section 7.5(b).

“Disclosure Schedule Updates” shall have the meaning provided in Section 7.5(b).

“Effective Time” means the time the Stock Purchase is deemed effective by Purchaser and Shareholder.

“Election” shall have the meaning provided in Section 8.2.

“Environmental Law” means any law, regulation, rule, ordinance or similar requirement that governs or protects the environment enacted or promulgated by the United States, any state, or any county, city or agency or subdivision of the United States or any state.

“Environmental Site Assessment” means the Phase I Environmental Site Assessment of the main Bank premises dated November 8, 2005 and prepared by Gabriel Environmental Services.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excluded Assets” means (a) the Bank’s real estate located at 5482 Ridgewood Court, Chicago, Illinois; (b) the Bank’s 1953 Cessna 195 aircraft; and (c) the automobile the Bank currently provides to its Chief Executive Officer.

“FDI Act” means the Federal Deposit Insurance Act.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States of America as historically applied by the Bank on a consistent basis.

“Hazardous Material(s)” means any material or substance: (a) that is a “hazardous substance,” “pollutant” or “contaminant” pursuant to the Comprehensive Environmental Response Compensation and Liability Act; (b) containing gasoline, oil, diesel fuel or other petroleum product; (c) that is “hazardous waste” pursuant to the Federal Resource Conservation and Recovery Act; (d) containing polychlorinated biphenyls; (e) containing asbestos; (f) that is radioactive; (g) that contains hazardous mold; (h) the presence of which requires investigation or remediation under any Environmental Law; or (i) that is defined or identified as a “hazardous waste,” “hazardous substance,” “pollutant,” “contaminant,” or “biologically hazardous material” under any Environmental Law.

“Insider Loan” means any Loan that is subject to the restrictions and requirements of Regulation O of the Federal Reserve or Section 23A or 23B of the Federal Reserve Act.

“Intellectual Property” shall have the meaning provided in Section 4.18(c).

“Investment Securities” shall have the meaning provided in Section 4.15(a).

“IRS” means the Internal Revenue Service.

“Knowledge” or “to the Knowledge of” means (a) in the case of Shareholder, the actual knowledge of any of the executive officers and Directors of Shareholder or the Bank, and (b) in the case of Purchaser, the actual knowledge of any of the executive officers and Directors of Purchaser.

“Liabilities” means, with respect to a Person, all obligations or liabilities of such Person, whether accrued, absolute, fixed or contingent, liquidated or unliquidated, due or becoming due, and regardless of when asserted, that arise out of or are based upon any transactions, events or occurrences heretofore entered into or occurring, that are required to be reflected, disclosed or reserved against in such Person’s financial statements under GAAP.

“Loan Standards” shall have the meaning provide on Exhibit A hereto.

“Loans” shall have the meaning provided in Section 4.14(a).

“Material Agreement” shall have the meaning provided in Section 4.17.

“Minimum Capital Level” means Adjusted Equity Capital of $7,981,000.

“OCC” means the Office of the Comptroller of the Currency.

“OTS” means the Office of Thrift Supervision.

“Person” means any individual, corporation, limited liability company, business trust, association, partnership, joint venture, government, governmental department or agency, government sponsored entity, and any other entity of any kind or type.

“Problem Loan” shall have the meaning provided in Section 4.15(b).

“Purchase Price” shall have the meaning provided in Section 2.2(a).

“Purchaser Material Adverse Effect” means an effect that is or could reasonably be expected to materially and adversely affect the ability of Purchaser to consummate the Transaction.

“QSSS” means a qualified subchapter S subsidiary (“QSSS”) within the meaning and requirements of Sections 1361 and 1362 of the Code.

“Regulatory Action” means any civil monetary penalty, cease-and-desist order or other enforcement order, directive or supervisory letter or action issued by, or any written agreement, consent agreement, memorandum of understanding, commitment letter or similar undertaking provided by the Bank to, any Regulatory Authority or other Applicable Governmental Authority.

“Regulatory Applications” means all applications, notices, requests and other documents or information that must be submitted to seek and obtain the Regulatory Approvals.

“Regulatory Approvals” means the approval, non-objection or waiver of the OTS, the OCC, the United States Department of Justice and any other Applicable Governmental Authorities whose approval, non-objection or waiver is necessary consummate the Transaction.

“Regulatory Authorities” means the OTS, the OCC, the Federal Reserve and the FDIC.

“Shareholder’s Group” means Shareholder and the Bank, collectively.

“Shareholder Material Adverse Effect” means an effect that is or could reasonably be expected to materially and adversely affect the ability of Shareholder to consummate the Transaction.

“SFAS” means Statement of Financial Accounting Standards, as adopted or promulgated in or with respect to the United States by the Financial Accounting Standards Board.

“Stock Purchase” means the series of transactions contemplated in this Agreement including and resulting in the purchase by Purchaser of all of the Bank Stock.

“Tax” means any tax (including any income, capital gains, built-in gains, employment, excise, replacement, sales, property or franchise tax), levy, assessment, tariff, deficiency or other tax-related fee, and any related charge or amount (including any fine, penalty, interest or addition to a tax), imposed, assessed or collected by or under the authority of the IRS or any other Applicable Governmental Authority, or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or tax-related fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, election, form or other document or information filed with or submitted to, or required to be filed with or submitted to, the IRS or any other Applicable Governmental Authority in connection with the determination, assessment, collection or payment of any Tax, or in connection with the administration, implementation, or enforcement of or compliance with the Code and any other Applicable Laws or Regulations relating to any Tax.

“Termination Date” means June 30, 2006, or such other date as Shareholder and Purchaser shall have agreed to in writing.

“Total Equity Capital” means, at any specified time, the sum of the Bank’s capital stock, surplus, undivided profits and accumulated other comprehensive income, as defined by the OCC in its instructions to national banks for preparing the Reports of Condition. Total Equity Capital includes earnings accrued and retained from Bank operations in accordance with GAAP.

“Transaction” means the Stock Purchase and Bank Merger.

“Transaction Documents” means this Agreement and all other documents to be executed or delivered in connection with this Agreement and the Transaction.

“Updated Allocation Statement” shall have the meaning provided in Section 8.3.

1.2. Principles of Construction. In this Agreement, unless otherwise stated or the context otherwise requires, the following usages shall apply: (a) in computing periods from a specified date to a later specified date, the words “from,” “commencing on” and similar terms mean “from and including,” and the words “to,” “until,” “ending on” and similar terns mean “to and including;” (b) headings are inserted for convenience of reference only and are not a part of, nor shall they affect any construction or interpretation of, this Agreement; (c) all indications of a time of day mean Chicago, Illinois, time; (d) references to a statute shall refer to the statute, any amendments to the statute and any successor statute, and to all regulations promulgated thereunder, as in effect at the relevant time; (e) “including” means “including, but not limited to;” (f) unless the context requires otherwise, all words used in this Agreement (including terms defined in Section 1.1) in the singular number shall include the plural, and the plural number shall include the singular, and all words in any gender shall include all genders; (g) any reference to a document or the rights and obligations of the parties to such document means such document or documents as amended from time to time, and any and all modifications, extensions, renewals, substitutions or replacements thereof; (h) unless the context indicates otherwise, all references to “Articles,” “Sections,” “Subsections” and “clauses” shall refer to the Articles, Sections, Subsections and clauses of this Agreement; and (i) all references to “Schedules” shall refer to the Schedules to the Disclosure Schedule.

ARTICLE II

STOCK PURCHASE; PAYMENT; CLOSING

2.1. Sale and Purchase. At the Closing, and in accordance with the terms and subject to the conditions set forth in this Agreement, including the conditions set forth in Article IX, Purchaser shall purchase the Bank Stock from Shareholder, and Shareholder shall sell, transfer and convey the Bank Stock to Purchaser, free and clear of all Claims.

2.2. Purchase Price.

(a) The purchase price (the “Purchase Price”) for the Bank Stock shall be $23,943,000, plus, on a dollar for dollar basis, the extent, if any, that the Bank’s Adjusted Equity Capital, as reflected in the Closing Financial Statements approved by Purchaser pursuant to Section 2.2(b), exceeds the Bank’s Minimum Capital Level.

(b) The Bank shall prepare, and shall provide to Purchaser at least two (2) Business Days prior to the scheduled Closing Date, (i) Bank Financial Statements as of the close of business on the last day of the month preceding the Closing Date, using fair and reasonable estimates of revenues and expenses where actual amounts are not available (the “Closing Financial Statements”); and (ii) a written calculation of the Purchase Price, based on the Bank’s Adjusted Equity Capital, and the extent, if any, to which the Bank’s Adjusted Equity Capital exceeds the Bank’s Minimum Capital Level, in each case as reflected on the Closing Financial

Statements. The Closing Financial Statements, the foregoing calculations and all documentation requested by Purchaser in support thereof shall be subject to the review and approval of Purchaser and its accountants as a condition to the Closing.

(c) The Purchase Price does not take into account the extent, if any, to which the fair market value of the Excluded Assets exceeded their book value at June 30, 2005. The Bank may transfer any or all of the Excluded Assets to Shareholder or to another Person prior to the Closing Date through any lawful means (including through a special dividend to Shareholder), but only if such transfers would not, in and of themselves or in combination with other factors, cause the Bank’s Adjusted Equity Capital to be less than the Bank’s Minimum Capital Level on the Closing Date.

2.3. Closing. The Closing shall take place on a date, time and place that are mutually agreed to by Purchaser and Shareholder, provided that, in the absence of such an agreement, the Closing shall take place at 10:00 A.M. at the offices of Purchaser’s counsel on the later of: the third Business Day of the calendar month following the calendar month during which all the conditions set forth in Article IX have been satisfied or waived, or April 5, 2006.

2.4. Purchaser’s Deliveries at Closing. At the Closing, Purchaser shall deliver or cause to be delivered the following items to Shareholder:

(a) Purchaser shall pay the amount of the Purchase Price to Shareholder by a wire transfer made in accordance with instructions provided by Shareholder to Purchaser.

(b) A certificate of Purchaser dated the Closing Date certifying that the conditions set forth in Sections 9.2(a) through (c) have been satisfied;

(c) Copies of each of the Regulatory Approvals;

(d) A legal opinion of Purchaser’s counsel, substantially in the form set forth in Exhibit B, and dated as of the Effective Time; and

(e) Such other documents as the Bank or its counsel shall reasonably request.

2.5. Shareholder’s Deliveries at Closing. At the Closing, Shareholder shall deliver or cause to be delivered the following items to Purchaser:

(a) Certificates representing all of the Bank Stock together with duly executed stock powers;

(b) A certificate of corporate existence for the Bank issued by the OCC and dated not more than fifteen (15) Business Days prior to the Closing Date;

(c) A copy of the charter of the Bank certified by the OCC as of a date that is not more than fifteen (15) Business Days prior to the Closing Date;

(d) A certificate of the Secretary of the Bank dated the Closing Date certifying a copy of the bylaws of the Bank;

(e) A certificate executed by Shareholder dated the Closing Date certifying that the conditions set forth in Sections 9.1(a) through (h) have been satisfied;

(f) Evidence that any actions requested by Purchaser pursuant to Section 7.4(e) have been taken as requested;

(g) A legal opinion of counsel to Shareholder, substantially in the form set forth in Exhibit C, and dated as of the Effective Time;

(h) Resignations from the Bank’s Directors as of at the Effective Time; and

(i) Such other documents as Purchaser or its counsel shall reasonably request.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Shareholder that each of the following statements is true and correct on the date hereof and will be true and correct at Closing:

3.1. Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has all requisite corporate power and authority to own, operate and lease its assets, properties and businesses, and to carry on its businesses substantially as they have been and are now being conducted. Purchaser is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Purchaser Material Adverse Effect. Purchaser has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, upon the receipt of all Regulatory Approvals, to consummate the Transaction.

3.2. Authorization. The execution, delivery and performance of the Transaction Documents and the consummation of the Stock Purchase by Purchaser have been duly approved and authorized by all requisite corporate action. The Transaction Documents have been, or where applicable, will be, duly executed and delivered by Purchaser, and subject to the Regulatory Approvals, will constitute the valid and binding obligations of Purchaser, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines.

3.3. No Conflicts; Approvals. The execution and delivery of the Transaction Documents do not, and the consummation of the Transaction will not, conflict with or result in any violation of the articles of incorporation and bylaws of Purchaser. The execution and delivery of the Transaction Documents do not, and the consummation of the Transaction will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of, any obligation or result in the creation of any material lien, charge or encumbrance on any of Purchaser’s property or assets under any provision of any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree or Applicable Law and Regulation, other than any such conflicts, violations, defaults or losses of benefits that individually or in the aggregate do not have a Purchaser Material Adverse Effect, or that will be cured prior to the Closing Date. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or registration, declaration or filing with, any Applicable Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of the Transaction Documents or the consummation of the Transaction, the absence of which would have a Purchaser Material Adverse Effect.

3.4. Litigation. There is no Action pending or threatened against or affecting Purchaser, any of its assets or any of its officers, directors, employees or agents, in their capacities as such, which, if adversely determined, would have a Purchaser Material Adverse Effect, or which is seeking to enjoin consummation of the Stock Purchase or to obtain other relief in connection with this Agreement or the Stock Purchase, nor is there any judgment, decree, injunction, rule or order of any Applicable Governmental Authority outstanding against Purchaser, any of its assets or any of its officers, directors, employees or agents, in their capacities as such, having, or which could reasonably be expected to have, a Purchaser Material Adverse Effect.

3.5. Approval Delays. To Purchaser’s Knowledge, there is no reason why the granting of any of the Regulatory Approvals that Purchaser is required to obtain to consummate the Transaction would be denied or unduly delayed.

3.6. Financial Ability. Purchaser has the financial capability to consummate the Stock Purchase as contemplated in this Agreement.

3.7. Environmental Matters. Purchaser has received and reviewed the Environmental Site Assessment.

3.8. Bank Reserve Methodology. Purchaser has reviewed, understands and accepts for purposes of the Transaction the methodology used by the Bank to determine the amount of its general reserves required under SFAS 5 as of June 30, 2005.

3.9. Purchaser’s Investigation. Purchaser has made an investigation and analysis of all facts and data which it has deemed necessary or appropriate in its decision to, and without reliance upon written or oral information conveyed to Purchaser by or on behalf of Shareholder (except specific representations and warranties expressly set forth in this Agreement and information provided to Purchaser in the Disclosure Schedules), enter into this Agreement and acquire the Bank Stock. Purchaser is relying on its own plan of operations and financial forecasts for the Bank, and is not relying on any forecasted operating results or budgets prepared by or for the Bank.

3.10. Special Disclosure. Purchaser has no Knowledge of any basis on which the representations and warranties of Shareholder under Article IV are, or with the passage of time will become, untrue or inaccurate in any material respect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to Purchaser that each of the following statements is true and correct on the date hereof and will be true and correct at Closing:

4.1. Organization. Shareholder is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and has all requisite corporate power and authority to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted. Shareholder is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Bank Material Adverse Effect. Shareholder has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and, upon the receipt of all Regulatory Approvals, to consummate the Stock Purchase.

4.2. Authorization. The execution, delivery and performance of the Transaction Documents and the consummation of the Stock Purchase by Shareholder have been duly approved and authorized by the shareholders of Shareholder, and all other requisite corporate action. The Transaction Documents have been, or where applicable, will be, duly executed and delivered by Shareholder, and, subject to the Regulatory Approvals, will constitute the valid and binding obligations of Shareholder, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles and doctrines.

4.3. Bank Stock. Shareholder is the record owner of and has good and valid title to all of the shares of Bank Stock and such shares of Bank Stock are not subject to any Claims whatsoever, except for a pledge of the Bank Stock to LaSalle Bank, N.A. to secure a loan in the principal amount of $700,000, which pledge shall be released prior to Closing. The Bank Stock constitutes, and at Closing will constitute, all of the issued and outstanding capital stock of the Bank. During the period from the date of this Agreement to the earlier of the Closing or the termination of this Agreement as provided herein, Shareholder will not sell, assign, pledge, transfer or dispose of any shares of the Bank Stock except as expressly provided in this Agreement.

4.4. Bank Organization. The Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America and its deposits are insured by the FDIC to the full extent permitted under the FDI Act. The Bank has all requisite power and authority, to own, operate and lease its assets, properties and businesses and to carry on its businesses substantially as they have been and are now being conducted. The Bank is duly qualified to do business and is in good standing in each jurisdiction where the character of the properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Bank Material Adverse Effect. The Bank holds all licenses, certificates, permits, franchises and rights from all Applicable Governmental Authorities necessary for the conduct of its business, except where the failure to so hold would not have a Bank Material Adverse Effect. Schedule 4.4 contains complete and correct copies of the Bank’s charter and bylaws.

4.5. No Conflicts; Approvals. The execution and delivery of the Transaction Documents do not, and the consummation of the Stock Purchase will not, conflict with or result in any violation of charter or bylaws of the Bank, or the articles of incorporation and bylaws of Shareholder. Except as disclosed in the Material Agreements described in Schedule 4.17, the execution and delivery of the Transaction Documents do not, and the consummation of the Transaction will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, or permit the acceleration of, any obligation or result in the creation of any material lien, charge or encumbrance on the Bank Stock or any of the Bank’s property or assets under any provision of any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree or Applicable Law and Regulation, other than, in the case of property other than the Bank Stock, such conflicts, violations, defaults or losses of benefits that individually or in the aggregate do not have a Bank Material Adverse Effect, or will be cured prior to the Closing Date. Except for the Regulatory Approvals, no consent, approval, order or authorization of, or registration, declaration or filing with, any Applicable Governmental Authority is required by or with respect to Shareholder and the Bank in connection with the execution and delivery of the Transaction Documents or the consummation of the Transaction, the absence of which would have a Shareholder Material Adverse Effect.

4.6. Bank Capitalization.

(a) The authorized capital stock of the Bank consists of 40,000 shares of common stock, $10.00 par value (the “Bank Stock”), of which 40,000 shares are issued and outstanding. All of the issued and outstanding shares of the Bank Stock have been duly and validly authorized and issued, and are fully paid and non-assessable. None of the outstanding shares of the Bank Stock are subject to any preemptive rights of the current or past shareholders of the Bank. Except for the Bank Stock, there are no shares of capital stock or other equity securities of the Bank outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of the Bank, or contracts, commitments, understandings, or arrangements by which the Bank is or may be bound to issue additional shares of its capital stock or to issue options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

(b) The Bank does not have outstanding any indebtedness that entitles the holder or holders thereof to exercise voting rights in connection with the election of its Directors or the approval of the Stock Purchase or the Bank Merger, nor are there outstanding any options, warrants, calls, rights, commitments or agreements of any kind obligating the Bank to issue or sell any such indebtedness. There are no outstanding contractual obligations of the Bank to repurchase, redeem or otherwise acquire any shares of its capital stock or any of its indebtedness.

(c) The Bank has no subsidiaries and, except as set forth on Schedule 4.6(c), does not directly or indirectly own any equity securities or any debt securities that are convertible into equity securities of, or any other proprietary interest in, any Person.

4.7. Bank Regulatory Reports. The Bank has delivered or made available to Purchaser complete and accurate copies of all reports that the Bank has filed with the Federal Financial Institutions Examination Council (FFIEC) since January 1, 2003, and will provide Purchaser with the reports required by Section 7.2(a) (collectively, the “Bank Regulatory Reports”). Except as set forth on Schedule 4.7, as of their respective dates, each of the Bank Regulatory Reports (a) is true and correct in all material respects, (b) complies in all material respects with applicable rules and regulations of the OCC applied on a consistent basis, and (c) fairly present the financial condition of the Bank.

4.8. Financial Statements. Section 4.8 contains complete and accurate copies of the Bank’s unaudited balance sheet and detailed statement of earnings for the fiscal years ended 2004, 2003 and 2002, and for the nine months ended September 30, 2005 (and for any subsequent month-end and quarter-end that occurred prior to the date hereof), and will provide Purchaser with the financial statements required by Section 7.2 (collectively, the “Bank Financial Statements”). The Bank Financial Statements have been prepared in accordance with GAAP in all material respects, applied on a consistent basis during the periods involved, except for recurring year-end adjustments normal in nature and amount for the current year, and for all years, the absence of footnotes. The Bank Financial Statements fairly present the financial position and results of operation of the Bank as of the dates thereof and for the periods then ended. Since December 31, 2004, the Bank has not undergone, suffered or experienced any Bank Material Adverse Effect, and to Shareholder’s Knowledge, there are no facts or circumstances from which the Bank might or could undergo, suffer or experience a Bank Material Adverse Effect.

4.9. Regulatory Investigations. Except for examinations conducted by the OCC in the ordinary course of the business and those matters disclosed on Schedule 4.9, no Applicable Governmental Authority has initiated any Regulatory Action or investigation into the business or operations of the Bank within the past five (5) years. There is no unresolved violation, criticism or exception by the OCC or any other Applicable Governmental Authority that would have a Bank Material Adverse Effect. The Bank not been advised by any Regulatory Authority or other Applicable Governmental Authority that it is considering issuing, initiating, ordering or requesting any Regulatory Action.

4.10. Compliance with Laws. The business of the Bank is not being conducted in violation of any Applicable Laws and Regulations, except for possible violations that either individually or in the aggregate do not and will not have a Bank Material Adverse Effect.

4.11. Litigation. Except as disclosed in Schedule 4.11, there is no Action pending or threatened against or affecting the Bank, any of its assets, any of its officers, directors, employees or agents in their capacities as such, Shareholder or the Bank Stock. None of the matters disclosed in Schedule 4.11 has or will have a Bank Material Adverse Effect, or is seeking to enjoin the consummation of any aspect of the Transaction or obtain damages or other relief in connection with the Transaction. No judgment, decree, injunction, rule or order of any court or other Applicable Governmental Authority is outstanding against Shareholder or the Bank or any of its officers, directors, employees or agents, in their capacities as such.

4.12. Licenses. The Bank holds all licenses, certificates, permits, franchises and all Intellectual Property and rights thereto, and adequate authorizations, and has obtained all approvals, consents, licenses, clearances and orders or registrations from or with Applicable Governmental Authorities, that are material to the conduct of the Bank’s business.

4.13. Insurance and Bonds. Schedule 4.13 contains complete and accurate list of all insurance policies and bonds presently maintained by the Bank with respect to its business, operations, properties, assets and Liabilities, and copies of such policies have been provided separately to Purchaser. All such insurance policies and bonds are in full force and effect, and the Bank is not in default of any of its obligations under any of them. Schedule 4.13 summarizes any notices and claims that the Bank has filed under such insurance policies and bonds, all of which were filed within any applicable time limits.

4.14. Loans.

(a) Except as disclosed in Schedule 4.14(a), each loan, loan agreement, note, lease or other borrowing agreement, any participation therein, and any guaranty, renewal or extension thereof (collectively, “Loans”) reflected as an asset on any of the Bank Financial Statements or Bank Regulatory Reports is evidenced by appropriate and sufficient documentation in all material respects and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines. To Shareholder’s Knowledge, no obligor named therein is seeking to avoid the enforceability of any term of any Loan under any such laws or equitable principles or doctrines, and no Loan is subject to any defense, offset or counterclaim. All Loans originated or purchased by the Bank were made or purchased in accordance with the policies of the Board of Directors of the Bank and in the ordinary course of the business, except for exceptions approved by the Directors and noted in the Board of Directors’ reports. Neither this provision nor any other provision of this Agreement shall be construed as a guaranty by Shareholder of the collectibility of any Loan.

(b) Except as disclosed in Schedule 4.14(b), the Bank is not a party to any Loan (i) under the terms of which the obligor is more than thirty (30) days delinquent in payment of principal or interest or in default of any other material provision as of the dates shown thereon or for which the Bank has discontinued the accrual of interest; (ii) that has been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned” or any comparable classifications by the Bank or the OCC, (iii) that has been listed on any “watch list” or similar internal report of the Bank; or (iv) to an Affiliate of an obligor under any Loan described in clause (i), (ii) or (iii) hereof (a Loan meeting any of the criteria set forth in clause (i), (ii), (iii) or (iv) hereof is referred to herein as a “Problem Loan”).

(c) The allowance for loan and lease losses reflected in the Bank Financial Statements and the Bank Regulatory Reports was determined on the basis of the Bank’s continuing review and evaluation of the Loan portfolio, and is adequate in the judgment of Bank management in all material respects as of their respective dates under SFAS No. 5, SFAS 114 and the rules and regulations of the OCC. The allowance for loan losses is maintained through a provision for loan losses charged to expense. The allowance represents an amount, which in management’s judgment, will be adequate to absorb losses on loans that may become uncollectible. Management’s judgment in determining the adequacy of the allowance is based on evaluations which take into consideration such factors as risk inherent in the loan portfolio, current and prospective economic conditions that may affect the borrower’s ability to pay, and other factors as, in management’s judgment, deserve recognition in estimating loan losses.

(d) Except as disclosed on Schedule 4.14(d), the Bank owns no OREO or material repossessed property.

(e) All guaranties of indebtedness owed to the Bank, including those of the FHA, the SBA, Sallie Mae, Fannie Mae, Freddie Mac and other state and federal agencies or government sponsored entities, are, to Shareholder’s Knowledge, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines, and to Shareholder’s Knowledge, no grounds exist for the termination, forfeiture, rescission or cancellation of any such guaranties.

(f) In servicing Loans for its own account and for the account of others, the Bank has complied with all Applicable Laws and Regulations and servicing contracts.

(g) Except as disclosed in Schedule 4.14(g), the Bank has no Insider Loans.

(h) Schedule 4.14(b) contains a list and description of each outstanding letter of credit and each commitment to issue or confirm a letter of credit to which the Bank is a party.

4.15. Investments.

(a) Schedule 4.15(a) contains a complete and accurate list of all securities of every type that the Bank owns as of October 31, 2005, including debt securities, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell (which, together with any other securities hereafter acquired by the Bank, are referred to herein as the “Investment Securities”).

(b) Except as disclosed on Schedule 4.15(b), the Investment Securities are not subject to any restriction, whether contractual or statutory, that impairs the ability of the Bank freely to dispose of them at any time.

(c) Schedule 4.15(c) contains a complete and accurate list of all repurchase agreements to which the Bank is a party, and with respect to each repurchase agreement pursuant to which the Bank is the seller of securities, the Bank has a valid, perfected first lien or security interest in the securities securing such repurchase agreement, and the value of the collateral securing such repurchase agreement equals or exceeds the amount of the obligation secured.

(d) All Investment Securities that are classified as “held to maturity,” “available for sale” and “trading” have been classified and accounted for in accordance with SFAS 115 and the intentions of the Bank’s management.

(e) The Bank is not a party to, and none of its assets is subject to or bound by, any interest rate swaps, caps, floors, option agreements or similar arrangements.

4.16. Deposits. Schedule 4.16 contains as of the end of the last full calendar month preceding the date of this Agreement, the following information concerning the Bank’s deposit accounts: (a) for each account type, the number of accounts and aggregate account balances; (b) the interest rates payable by account type, and how such rates are determined; and (c) a list of certificates of deposit showing maturity dates, interest rates and amounts; (d) a list of deposits in excess of $100,000, showing balances by account type; and (e) a list of any brokered deposits, by amount, interest rate, broker and maturity date (the “Deposit Schedule”).

4.17. Material Agreements. Schedule 4.17 contains a description of all material contracts, agreements or commitments, or amendments thereto, to which the Bank is a party, including each contract, agreement or commitment that has any provisions or effects set forth on Exhibit D (each of which shall constitute a “Material Agreement” for the purposes of this Agreement).

4.18. Bank Properties and Other Assets.

(a) Schedule 4.18(a) contains a list of all the Bank Properties. The Bank has good, sufficient and marketable title to the Bank Properties, except for Bank Permitted Liens that, in the aggregate, are not material. Title to the Bank’s main office is held in fee simple. All buildings, structures, fixtures and appurtenances on the Bank Properties are in good operating condition, ordinary wear and tear excepted. The Bank has title or other rights to its assets sufficient in all material respects for the conduct of its businesses as presently conducted, all of which are free and clear of any Claims other than Bank Permitted Liens.

(b) Schedule 4.18(b) contains complete and accurate list of all leases of real and personal property to which the Bank is a party as lessee. All such leases are valid, effective and enforceable against the lessor in accordance with their respective terms, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors rights generally or equitable principles or doctrines.

(c) Schedule 4.18(c) contains a list of all trademarks, trade names, service marks, patents and copyrights that the Banks owns or licenses from a Person, excluding computer software with an original cost of less than $25,000 (“Intellectual Property”). To Shareholder’s Knowledge and except as disclosed on Schedule 4.18(c), the Bank possesses all right, title and interest in and to the Intellectual Property free and clear of any Claim. To Shareholder’s Knowledge, there is no Action pending or threatened alleging that the Bank’s interfered with, infringed upon or misappropriated any Person’s intellectual property rights.

(d) Shareholder has provided Purchaser with all environmental reports, surveys, architectural drawings, building consultant reports and space plans that have been prepared over the past ten (10) years concerning any of the Bank Property.

(e) Except for securities repurchase agreements disclosed in Schedule 4.15(c), the Bank has not sold or otherwise disposed of any asset in a transaction in which the acquiror of such asset or other Person has the right, either conditionally or absolutely, to require the Bank to repurchase or reacquire such asset.

4.19. Environmental Matters. Except as disclosed in the Environmental Site Assessment, to the Knowledge of Shareholder, there are no present or past conditions on the Bank Properties involving or resulting from a past or present storage, spill, discharge, leak, emission, injection, escape, dumping or release of any kind whatsoever of any Hazardous Materials or from any generation, transportation, treatment, storage, disposal, use or handling of any Hazardous Materials, and the Bank is in compliance in all material respects with all applicable Environmental Laws. The Bank has not received notice of, nor, to the Knowledge of Shareholder, are there any pending or threatened, public or private claims, suits, citations, penalties, unsatisfied abatement obligations or notices or orders of non-compliance relating to the environmental condition of the Bank Properties. No Bank Properties are currently undergoing remediation or cleanup of Hazardous Materials or other environmental conditions.

4.20. ADA Claims. To the Knowledge of Shareholder, there are no Actions pending or threatened against the Bank alleging that the Bank, any Bank Properties or any other Bank assets are not in compliance with the Americans with Disabilities Act, the ATBCB Accessibility Guidelines for Buildings and Facilities, or any other local, state or federal law concerning accessibility for individuals with disabilities.

4.21. Fiduciary Activities. The Bank does not have trust powers and has not exercised trust powers or acted as a fiduciary for any Person or account during the past ten (10) years, except for fiduciary activities that do not require trust powers.

4.22. Employment Matters. All payroll, bonuses, commissions, overtime, employment Taxes, or vacation pay, sick pay or severance pay or benefits, and other charges, claims or obligations concerning the Bank’s past and present employees will be on the Closing Date, properly recorded and accrued on the Bank Financial Statements. There are outstanding no judgments, orders, injunctions, court decrees or settlement agreements relating to the labor, employment or human rights practices or decisions of the Bank, nor, to Shareholder’s Knowledge, are there any Actions pending or threatened with respect thereto.

4.23. Compliance with ERISA. Schedule 4.23 contains a complete and accurate list of all Bank Benefit Plans. Except as set forth on Schedule 4.23, all Bank Benefit Plans are, and since their inception have been, in compliance with all applicable requirements of ERISA, and all applicable requirements of the Code as necessary to qualify for any material Tax benefits the Code permits with respect to the Bank Benefit Plans. Any Bank Benefit Plans that is required to be funded has been funded in accordance with Section 412 of the Code, and no Bank Benefit Plan has, or as of the Closing Date will have, any unfunded benefit liabilities for which the Bank would be liable under Title IV of ERISA upon termination of such Bank Benefit Plan.

4.24. Indemnification. To Shareholder’s Knowledge, no action or failure to act by any director, officer, employee or agent of the Bank or any other Person has occurred that might or could give rise to a claim for indemnification being asserted or threatened against the Bank.

4.25. Powers of Attorney. Schedule 4.25 contains a list of all powers of attorney granted by the Bank that are currently in force.

4.26. Taxes.

(a) Shareholder has provided or will provide Purchaser an opportunity to inspect copies of all Tax Returns that Shareholder’s Group has filed since Shareholder elected to become an S Corporation under the Sections 1361 and 1362 of the Code, and any Tax examination reports and statements of deficiencies issued for or during such time periods. Shareholder’s Group has filed all Tax Returns it has been required to file since Shareholder elected to become an S Corporation, and no member of Shareholder’s Group is the beneficiary of any extension of time to file any Tax Return.

(b) Shareholder and the Bank have withheld, paid or adequately reserved all Taxes they have been required to withhold, pay or reserve. Shareholder has no Knowledge of any Tax-related dispute or Claim involving Shareholder, Shareholder’s Group or the Bank. There are no Claims against the Bank Stock or any of the Bank’s assets arising out of or relating to any failure or alleged failure to pay any Tax, and no dispute or Claim concerning Taxes has been asserted against Shareholder’s Group in writing by the IRS or any other Applicable Governmental Authority. No member of Shareholder’s Group has waived any statute of limitations concerning Taxes or agreed to any extension of time concerning any Tax assessment or deficiency.

(c) Shareholder has lawfully and validly elected S Corporation status and the treatment of the Bank as a QSSS within the meaning and requirements of Sections 1361 and 1362 of Code. At all times since January 1, 1998, Shareholder has maintained its status as an S Corporation and the Bank’s status as a QSSS. Shareholder will maintain Shareholder’s status as an S Corporation and the Bank’s status as a QSSS up to and including the Closing Date.

4.27. Defaults. There has not been any default, or the occurrence of an event which, with notice or lapse of time or both, would constitute a default in any obligation to be performed by the Bank under any Material Agreement, or under any other contract or commitment where any such default, individually or in the aggregate with any other such defaults, would have a Bank Material Adverse Effect. The Bank has not waived any right under any Material Agreement, or under any other contract or commitment where any such waiver, individually or in the aggregate with any other such waivers, would have a Bank Material Adverse Effect. To Shareholder’s Knowledge, no other party to any Material Agreement or other contract with or commitment to which the Bank is a party in material default of any material obligation.

4.28. Operations Since December 31, 2004. Except as set forth on Schedule 4.28, since December 31, 2004, neither Shareholder nor the Bank has engaged in or agreed to engage in any actions or inactions that would violate the covenants and agreements set forth in subparagraphs (i), (ii), (iv) and (v) of paragraph (a) of Section 5.1, and subparagraphs (iii), (iv), (v), (vi) and (viii) of paragraph (b) of Section 5.1, in each case as if such covenants and agreements were applied to such time period.

4.29. Corporate Records. The corporate record books, transfer books and stock ledgers of the Bank are complete and accurate in all material respects, and reflect all meetings, consents and other material actions of the organizers, incorporators, shareholders, board of directors and committees of the Board of Directors of the Bank, and all transactions in their respective capital stocks, since their respective inceptions.

4.30. No Undisclosed Liabilities. Except as disclosed on Schedule 4.30, the Bank has no Liabilities except Liabilities that are reflected, disclosed or reserved in the Bank Financial Statements, and will be reflected, disclosed or reserved in the Closing Financial Statements.

4.31. No Brokers. No agent, broker, investment banker or other firm or Person or officer or director of either is or will be entitled to any broker’s or finder’s fee or any other commission, bonus or similar fee in connection with any aspect of the Stock Purchase.

4.32. Accuracy of Information. The representations and warranties made by Shareholder in this Agreement and in any Schedule hereto do not contain any untrue statement of a material fact or omit to state any material fact which is necessary under the circumstances in order to make the statements contained herein and therein not misleading.

4.33. Special Disclosure. Shareholder knows of no basis on which the representations and warranties of Purchaser under Article III are, or with the passage of time will be, untrue or inaccurate in any material respect.

ARTICLE V

COVENANTS OF SHAREHOLDER

5.1. Conduct of Business until the Effective Time. During the time period commencing on the date hereof and continuing through the Closing Date:

(a) Shareholder will cause the Bank to carry on its business in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and to: (i) maintain its books and records in accordance with GAAP in all material respects and the rules and regulations of the OCC; (ii) conduct its business and operations in accordance with safe and sound banking practices and in compliance with all Applicable Laws and Regulations in all material respects; (iii) use its Best Efforts to keep available the services of its present officers and employees and to preserve its relationships with customers, vendors and others having business dealings with the Bank; (iv) file in a timely manner all Bank Regulatory Reports, Tax Returns, and all other reports that the Bank is required to file under Applicable Laws and Regulations; (v) comply with all Material Agreements; (vi) maintain its properties and assets in their present states of repair and condition, ordinary wear and tear excepted; (vii) maintain and keep in full force and effect all policies of insurance and bonds with the same coverages, limits and retentions as are presently in effect; and (viii) maintain an adequate allowance for loan and lease losses under SFAS 5 and SFAS 114.

(b) Shareholder will not, and will not cause or permit the Bank to, through action or inaction, without the prior approval of Purchaser, to:

(i) Make or commit to make any new Loans other than Loans that comply with the Loan Standards; refinance, renew, extend the term of or increase the amount of any Problem Loan or Insider Loan except pursuant to a contractual obligation in existence on the date of this Agreement and disclosed herein; or cancel or release any Loan or any collateral for any Loan, or waive any rights of material value in connection with any Loan, except in the ordinary course of business or upon payment in full.

(ii) Sell any Investment Securities; purchase any Investment Securities, except that existing Investment Securities may be replaced at maturity or upon an approved sale with the purchase of United States Treasury, agency or government sponsored entity debt securities having maturities (without regard to any call feature) of one year or less; purchase or otherwise acquire any derivative securities, financial futures or commodities or enter into any interest rate swap, floors and option agreements or other similar agreements; or change the manner in which its portfolio of Investment Securities is classified or reported under GAAP.

(iii) Change its current policies, practices and methodologies for pricing its deposit products except as necessary to retain material deposit relationships; acquire any brokered deposits; incur any indebtedness for borrowed money except for overnight Federal Reserve funds and overnight Federal Home Loan Bank borrowings, retail repurchase agreements, or as necessary for the Bank to cover temporary indebtedness incurred in the ordinary course of business; or mortgage, pledge or subject any of its assets to any Claim other than Bank Permitted Liens.

(iv) Change its historic methods or practices of accounting other than changes made upon prior notice to Purchaser that are necessary to cause the Bank to comply in all material respects with GAAP or regulatory accounting principles; or change any other material aspect of its business or operations, except for such changes that are made upon prior notice to Purchaser that are required by Applicable Governmental Authorities or that the Board of Directors of the Bank determines are necessary to respond to then current market or economic conditions.

(v) Amend the Bank’s charter or bylaws; take any action that might or could cause the Bank Stock not to constitute all of the issue and outstanding capital stock of the Bank at Closing, including the issuance, sale or grant of any equity, debt or other securities of the Bank, or the right to acquire any securities of the Bank through warrants, stock appreciation rights, stock options, conversion or exchange rights, or otherwise; redeem, purchase, acquire or offer to acquire any shares of Bank Stock; split, combine or reclassify any shares of Bank Stock; or declare, accrue, set aside or pay any dividend or other distribution that would, in and of itself or in combination with other factors, cause the Bank’s Adjusted Stockholders Equity to be less than the Bank’s Minimum Capital Level on the Closing Date.

(vi) Enter into any new Material Agreement; terminate, modify, amend, renew or extend the term of any Material Agreement; or, without providing reasonable prior written notice to Purchaser, permit any Material Agreement, or any option to terminate, extend or renew the term any Material Agreement, to lapse or expire.

(vii) Make any individual or group of related capital expenditures or commitments to make capital expenditures in excess of $25,000, other than pursuant to binding commitments existing on the date hereof and disclosed herein or as necessary to maintain the Bank Properties and other assets in good repair and working order; or enter into any contract or agreement to buy, sell, transfer, exchange or otherwise deal in any single asset or group of related assets having a value in excess of $25,000, except for the sale of foreclosed or repossessed assets and as permitted by this Agreement with respect to Loans, Investment Securities and Excluded Assets.

(viii) Enter into any employment, consulting, employee severance or employee retention contracts or agreements that will be binding on the Bank at the time of Closing; increase the annual salary of any employee by more than three percent (3%); grant any bonuses that, if paid or accrued, would, in and of itself or in combination with other factors, cause the Bank’s Adjusted Stockholders Equity to be less than the Bank’s Minimum Capital Level on the Closing Date; adopt, approve or implement any severance or retention program except the Transition Compensation Program that Purchaser has developed and Shareholder has approved prior to the execution of this Agreement; or hire any employees with an annual salary in excess of $30,000 except for employees at will who are hired at a comparable or lesser salary to replace employees whose employment has terminated.

(ix) Institute any Action involving an actual or projected expenditure of more than $25,000 without providing Purchaser with at least fifteen (15) Business Days prior notice, or settle any Action that for an amount that, if accrued prior to Closing, would, in and of itself or in combination with other factors, cause the Bank’s Adjusted Stockholders Equity (net of actual insurance recoveries received in connection with any settlement of an Action) to be less than the Bank’s Minimum Capital Level on the Closing Date.

(c) Shareholder will promptly notify Purchaser of any material theft, damage, destruction or loss of or to any Bank Properties or other Bank assets, whether or not covered by insurance, and will comply with the notification requirements of any applicable insurance policies and bonds.

(d) Shareholder will cause the Bank, prior to the Closing, to take all actions necessary or appropriate to terminate the Bank’s existing profit sharing plan as soon as practicable after Closing, and will not, without the prior approval of Purchaser, cause or permit the Bank to adopt any new Bank Benefit Plan or amend the Bank Benefit Plans except as necessary to terminate the Bank’s profit sharing plan or as required by Applicable Laws and Regulations to consummate any aspect of the Stock Purchase or the Bank Merger.

(e) Shareholder shall cause the Bank to have Adjusted Equity Capital in an amount not less than the Minimum Capital Level at the Closing.

(f) With respect to any written request by Shareholder for Purchaser’s consent to or approval of action not permitted under this Section 5.1, Purchaser shall not withhold its consent unreasonably, and Shareholder shall be entitled to conclusively presume that Purchaser has consented to or approved an action if Shareholder shall have requested in writing that Purchaser consent to or approve such action, and Purchaser shall not have objected to such action in writing on or before the fifth Business Day after Purchaser’s receipt of the written request.

5.2. Prohibited Transactions. Between the date of this Agreement and the earlier of the Closing Date and the date of the termination of this Agreement, as applicable, neither Shareholder, the Bank nor any of their respective Affiliates, officers, managers, directors, representatives, agents or shareholders will, directly or indirectly, except as provided in this Agreement (a) sell, transfer, or enter into any contract or agreement to sell or transfer, the Bank Stock to any Person, or enter into any other contract or agreement or engage in any other transaction that would result in a change in control of the Bank or Shareholder as defined in the rules and regulations of the Federal Reserve and the OCC; (b) solicit, initiate, encourage or accept any other proposals or offers from any Person relating to any of the foregoing; (c) participate in any discussions, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing (each of transactions or circumstances described in Section 5.1(a) through (c) shall constitute a “Prohibited Transaction” under this Agreement). Shareholder shall promptly notify Purchaser of any offer, indication of interest or proposal it makes or receives concerning any Prohibited Transaction, and shall, and shall cause its Affiliates, officers, managers, directors, representatives, agents and shareholders to, immediately cease and cause to be terminated any discussions and other communications being conducted with any Person concerning any transaction that would constitute a Prohibited Transaction after the date hereof.

5.3. No Unrecorded Liabilities. Shareholder agrees to take such actions as may be necessary to ensure that prior to and concurrently with the Closing, the Bank shall have no Liabilities that are not reflected, recorded or reserved on the Bank Financial Statements, and as of the Closing Date, on the Closing Financial Statements.

ARTICLE VI

COVENANTS OF PURCHASER

6.1. Regulatory Applications.

(a) Purchaser shall, as soon as practicable after the execution of this Agreement, file the Regulatory Applications, and shall use its Best Efforts to respond as promptly as practicable to all inquiries received concerning the Regulatory Applications. Shareholder shall, and shall cause the Board of Directors of the Bank to, approve the Bank Merger Agreement within twenty-one (21) days after the execution of this Agreement, and to execute any Regulatory Applications that are necessary to consummate the Bank Merger.

(b) Purchaser shall deliver the nonconfidential portions of all Regulatory Applications to Shareholder prior to filing them, and shall provide Shareholder with copies of the nonconfidential portions of all responses from or written communications received from any Regulatory Authorities concerning the Regulatory Applications to the extent permitted by law.

6.2. D&O Insurance. Purchaser shall use its Best Efforts to purchase “tail coverage” under the Bank’s current directors’ and officers’ liability insurance policy for claims arising from facts or events that occur or occurred before the Effective Time, provided that Purchaser shall not be obligated under this Section 6.2 to expend any amount for such tail coverage in excess of 150% of the amount of the annual premiums paid by the Bank for its current directors and officers liability insurance policy. Shareholder shall, and shall cause the Bank to, cooperate with Purchaser in seeking to procure such tail coverage, and any similar coverage that Purchaser desires to procure under the blanket bonds and other insurance policies maintained by the Bank. As soon as practicable prior to the Closing Date, Shareholder shall cause the Bank to notify its directors’ and officers’ liability insurer and blanket bond carrier of the Transaction and all circumstances that might or could give rise thereto to a claim under such policy or bond.

6.3. Indemnification. Purchaser will indemnify, or cause BankFinancial to indemnify, the Directors and executive officers of the Bank to the extent that indemnification is required by the charter and bylaws of the Bank as in effect on the date hereof (except for any pending or threatened Actions that are known to such Director or executive officer and are not fully disclosed to Purchaser in the Disclosure Schedule), and to any further extent that insurance coverage for the indemnification of the Director or executive officer exists under the Bank’s directors and officers liability insurance policy, including any tail insurance coverage procured by Purchaser pursuant to Section 6.2.

6.4. Records and Documents. Following the Closing Date, Purchaser shall retain in accordance with the Bank’s current retention schedule and allow Shareholder and its representatives, at Shareholder’s request and cost, access to and the right to make or obtain copies of those records and documents related to the Bank and its operations prior to Closing. If during the seven year period following Closing, Purchaser or its subsidiary elect to dispose of such records, they shall first give Shareholder sixty (60) days’ written notice, during which period it may obtain the records.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Confidentiality; Continued Access to Information.

(a) Purchaser and Shareholder each acknowledges that it has executed a Mutual Confidentiality Agreement dated July 7, 2005, and that its provisions shall remain binding and in effect on them through the Closing Date, provided that in the event this Agreement is terminated and the Stock Purchase is not consummated, such Mutual Confidentiality Agreement shall survive termination and remain in effect pursuant to its terms.

(b) Prior to the Closing Date, Shareholder will afford, and will cause the Bank to afford, Purchaser and its authorized representatives with reasonable access during normal business hours to (i) the offices, personnel, properties, contracts, commitments, books and records of the Bank; and (ii) such other statements, records and other information concerning the business and affairs of the Bank as Purchaser may from time to time reasonably request.

(c) Shareholder shall cause the Bank to permit a representative of Purchaser to attend the meetings of the Board of Directors and Board Committees of the Bank as an observer between the date hereof and the Closing Date, and to provide Purchaser with reasonable notice of the date, time, place and agenda of each such meeting, and copies of all materials provided to the Board of Directors and Board Committees for each such meeting. Notwithstanding anything in this Section 7.1(c), the Bank shall not be required to permit Purchaser’s representative to attend any portion of any meeting or to provide Purchaser with any information or meeting materials that relate to this Agreement or the Transaction, or involve matters protected by the attorney-client or other privilege.

7.2. Supplemental Reports and Information.

(a) Shareholder will provide Purchaser with copies of all the Bank Regulatory Reports and any other reports to Applicable Governmental Authorities that are filed during the period after the date hereof and prior to the Closing Date, within three (3) Business Days of the applicable filing date.

(b) To the extent not provided to Purchaser pursuant to any other provision of this Agreement, Shareholder will provide Purchaser (i) as soon as reasonably available but not later than the 25th day of each calendar month, a Deposit Schedule and Bank Financial Statements for the preceding calendar month; (ii) schedules of all Loans made during such month, showing the name of each borrower, the amount of, and interest rate and collateral; (iii) schedules of all Investment Securities purchased or sold during such month; and (iv) such other information concerning the Bank as Purchaser may reasonably request.

7.3. Environmental Investigation. Purchaser has engaged a consultant to conduct an environmental assessment of any of the Bank Properties. Purchaser shall pay all fees and expenses for the assessment, and the assessment shall be conducted at a time and in a manner acceptable to Shareholder.

7.4. Cooperation.

(a) Shareholder will, and will cause the Bank to, assist Purchaser in developing a mutually acceptable program designed to retain the business and goodwill of the Bank’s customers following the announcement of the Transaction and the Closing, and to communicate with such customers concerning the Transaction and its status.

(b) Subject to the terms and conditions of this Agreement, including the termination rights set forth in Article X, Purchaser and Shareholder will use their Best Efforts and to do all things reasonable necessary, proper or advisable under Applicable Laws and Regulations, to consummate and make effective the Stock Purchase and the Bank Merger.

(c) Shareholder will cooperate, and will cause the Bank to cooperate, with Purchaser in preparing the Regulatory Applications, seeking the Regulatory Approvals, and in obtaining any consent, authorization or approval of any other Person that must be obtained to consummate the Transaction, and in taking any other action required by this Agreement.

(d) If necessary to expedite or facilitate the Closing, the Regulatory Approvals and any other aspect of the Stock Purchase or the Bank Merger, Purchaser may assign this Agreement and its rights and obligations hereunder to any of its Affiliates, including a wholly-owned acquisition subsidiary to be formed by Purchaser, provided that no such assignment shall result in any change in the terms and conditions of this Agreement, the Purchase Price, or the state or federal income tax treatment of the transactions contemplated hereunder, or delay the Closing or Purchaser’s receipt of the Regulatory Approvals.

(e) Shareholder agrees that, at Purchaser’s request and subject to the requirements of Applicable Laws and Regulations, it shall cause the Bank to make such Closing Adjustments as Purchaser shall reasonably request, provided Shareholder not be required to cause the Bank to make any Closing Adjustments: (i) until such time as Purchaser has received all Regulatory Approvals and Shareholder is satisfied in its reasonable judgment that the Closing will occur on the scheduled Closing Date and (ii) that cannot be reversed if this Agreement is terminated and the Transaction is not consummated. No Closing Adjustment that the Bank would not have made but for this Section 7.4 shall change or otherwise affect the calculation of the Purchase Price, constitute a breach by Shareholder of any warranty, representation or covenant made herein, have any effect on the Bank’s Total Equity Capital or Adjusted Equity Capital, or constitute a Bank Material Adverse Effect. If this Agreement is terminated, Shareholder shall be free to reverse any Closing Adjustment that it made prior to such termination.

7.5. Notification of Certain Matters.

(a) Each party shall give prompt notice to the other party of (i) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would be likely to cause any representation or warranty on its part contained in this Agreement to be untrue, inaccurate or incomplete after the date hereof or, in case of any representation or warranty given as of a specific date, would be likely to cause any such representation on its part contained in this Agreement to be untrue, inaccurate or incomplete in any material respect as of such specific date; and (ii) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder. The representations and warranties of a party to this Agreement shall not be affected or diminished by any investigation made at any time by or on behalf of the other party.

(b) Shareholder shall supplement or amend any of its representations and warranties that apply to the period after the date hereof by delivering monthly updates to the Disclosure Schedule (“Disclosure Schedule Updates”) to Purchaser with respect to any matter hereafter arising that, in the good faith judgment of Shareholder, would render any such representation or warranty materially inaccurate or incomplete as applied to any time after the date of this Agreement. The Disclosure Schedule Updates shall be provided to Purchaser on or before the 25th day of each calendar month between the date hereof and the Closing Date.

(c) A Disclosure Schedule Update that discloses a matter that causes any warranty, representation, covenant or agreement contained herein to be breached shall not cure or be deemed to cure such breach. Shareholder shall have a right to cure any such breach that is reasonably capable of cure, but such right to cure shall expire thirty (30) days after receipt by Purchaser of the Disclosure Schedule Update reflecting any such breach, or in the case of a Disclosure Schedule Update delivered within thirty (30) days of the scheduled Closing Date, at the close of business on the second Business Day prior to the scheduled Closing Date.

(d) Purchaser and Shareholder shall each have a right to cure any other breach on its part of any representation, warranty, covenant or agreement made in this Agreement, provided that the breach is reasonably capable of cure and the party notifies the other party in writing of such breach and its intent to cure it, but such right to cure shall expire thirty (30) days after the breach arises or occurs, or in the case of a breach arising or occurring within thirty (30) days of the scheduled Closing Date, at the close of business on the second Business Day prior to the scheduled Closing Date.

7.6. Press Releases. Purchaser and Shareholder shall coordinate all publicity relating to any aspect of the Transaction. Except as required by Applicable Laws and Regulations or as necessary for Purchaser to file the Regulatory Applications and required documents with the Securities and Exchange Commission, neither party shall issue any press release, public statement or notice relating to any aspect of the Stock Purchase or the Bank Merger without obtaining the prior consent of the other, which consent shall not be unreasonably withheld.

7.7. Bank Merger. Purchaser and Shareholder shall take all action necessary and appropriate to cause the Bank and BankFinancial to enter into a plan and agreement of merger (the “Bank Merger Agreement”) within twenty-one (21) days after the date of this Agreement pursuant to which the Bank shall merge with and into BankFinancial (the “Bank Merger”) immediately after the Closing of the Stock Purchase, with BankFinancial being the surviving bank. The Bank Merger Agreement shall be in substantially the form attached as Exhibit F, shall be conditioned upon the Closing of the Stock Purchase, and shall automatically terminate upon the termination of this Agreement.

ARTICLE VIII

TAX MATTERS

8.1. Tax Treatment. Shareholder and Purchaser agree and intend (a) that the Stock Purchase will be treated and reported such that Purchaser will be deemed for Tax purposes to have purchased the assets and assumed the liabilities of the Bank in accordance with the applicable provisions of the Code and any corresponding or similar Tax provisions of state or local law (the “Bank Asset Purchase”); and (b) to cooperate with each other in taking all actions necessary to effectuate, preserve and maintain the treatment of the Stock Purchase as a Bank Asset Purchase.

8.2. Protective Election. To further assure that the Stock Purchase will be treated as a Bank Asset Purchase, Shareholder and Purchaser shall, and Shareholder shall cause its individual shareholders to, at the Closing, jointly execute IRS Form 8023 and any accompanying schedules or other documents necessary to consent to the Election under Section 338(h)(10) of the Code and any other Applicable Laws and Regulations Tax, including any corresponding or similar provisions of state or local law (the “Election”). Purchaser will retain the fully-executed IRS Form 8023 and cause it and any corresponding schedules and other documents to be filed with the IRS and any other Applicable Governmental Authorities as provided in Section 8.5(a).

8.3. Purchase Price Allocations. Shareholder and Purchaser have agreed to the portion of the Purchase Price that shall be allocated among the Bank Properties for the purpose of reporting the Stock Purchase and its treatment as a Bank Asset Purchase to the IRS and other

Applicable Governmental Authorities, and have set forth such final allocation on Exhibit E (the “Allocation Statement”). After the Closing, Purchaser shall update the Allocation Statement as of the Closing Date to reflect the allocation of the remaining portion of the Purchase Price to items other than the Bank Properties (the “Updated Allocation Statement”), and shall provide Shareholder with a copy of the Updated Allocation Statement as soon as reasonably practicable but no later than six (6) months after the Closing Date.

8.4. Reporting the Stock Purchase. Shareholder and Purchaser agree (a) to report the Stock Purchase to the IRS and any other Applicable Governmental Authorities as a Bank Asset Purchase; (b) to complete and file IRS Forms 8023, 8594 and 8883 in accordance with the requirements of Section 8.5; and (c) to take no position in a Tax Return or otherwise that would be contrary to or inconsistent with treating the Stock Purchase as a Bank Asset Purchase.

8.5. Tax Returns and Other Filings.

(a) Purchaser shall cause IRS Form 8023 and any corresponding schedules and other documents, as executed by Shareholder and Purchaser pursuant to Section 8.2, to be filed with the IRS and any other Applicable Governmental Authorities within eight (8) months after the Closing Date, and will provide Shareholder with prompt written notice and copies of such filings.

(b) In connection with the IRS Form 8594 that will be included with the Tax Returns of Shareholder, Shareholder’s Group and Purchaser that reflect the Stock Purchase, and the IRS Form 8883 that must be filed with IRS Form 8023 with respect to the Election, Shareholder and Purchaser will complete and file each IRS Form 8594 and 8883 strictly in accordance with the allocations set forth in the Updated Allocation Statement if one is provided to Shareholder pursuant to Section 8.3, and if an Updated Allocation Statement is not so provided to Shareholder, strictly in accordance with the allocations set forth in the Allocation Statement.

(c) Shareholder will prepare and timely file all Tax Returns that Shareholder, Shareholder’s Group and the Bank are required to file for all periods ending on or prior to the Closing Date. Shareholder will permit Purchaser to review the Tax Returns of Shareholder’s Group for the 2005 and 2006 Tax years no less than fourteen (14) days before such Tax Returns are filed. Shareholder will not amend, re-file, modify or grant an extension of any statute of limitations with respect to any Tax Return relating to the Bank or its operations without providing Purchaser with prior written notice and copies of, or an opportunity to inspect, such filings.

(d) Purchaser will prepare and timely file any Tax Returns of the Bank that relate to Tax periods that begin after the Closing Date, and to the extent that any such Tax Returns involve only the Bank on a stand-alone basis, will permit Shareholder to review such Tax Returns no less than fourteen (14) days before such Tax Returns are filed.

8.6. Responsibility for Taxes.

(a) Shareholder will pay all Taxes attributable to the Stock Purchase, the treatment of the Stock Purchase as a Bank Asset Purchase, the operations of the Bank for all Tax periods up to and including the Closing Date and all other activities of the Shareholder’s Group, when and as such Taxes become due and payable, and will indemnify Purchaser and hold Purchaser harmless of and from any Taxes, Liabilities, losses costs and expenses (including attorney’s and accountant’s fees) arising out of Shareholder’s failure to pay any such Taxes in full or within the time limits prescribed by the Code and other Applicable Laws and Regulations.

(b) Purchaser will pay all Taxes attributable to the operations of the Bank after the Closing Date when and as such Taxes become due and payable, and will indemnify Shareholder and hold Shareholder harmless of and from any Taxes, Liabilities, losses, costs and expenses (including attorney’s and accountant’s fees) arising out of Purchaser’s failure to pay any such Taxes in full or within the time limits prescribed by the Code and other Applicable Laws and Regulations.

8.7. Cooperation on Tax Matters. Shareholder and Purchaser will each use its Best Efforts to cooperate, as reasonably requested by the other party, in connection with any Tax Returns and any audit or Action concerning any Taxes arising out of the Stock Purchase, its treatment as a Bank Asset Purchase, the operations of the Bank on or before the Closing Date and all other activities of Shareholder’s Group. Such cooperation will include retaining, and upon the request of the other party providing, such records and information as are relevant to any such audit or Action and making employees who are within its control and have knowledge of such matters available for interview by the other party. Shareholder and Purchaser will each provide the other party with prompt written notice of any pending or threatened Tax audits or assessments relating to the Stock Purchase, the Bank or its operations on or before the Closing Date of which it has or obtains Knowledge.

8.8. Further Assurances. Shareholder and Purchaser will each, at the request of the other party, use its Best Efforts to obtain and provide to the other party any certificate or other document from any Applicable Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the Stock Purchase, and any information that is not within the possession or control of such party and must be reported by such party in a Tax Return or pursuant to Section 6043 of the Code.

8.9. Tax Sharing Agreements. The Bank is not a party to any Tax sharing or similar agreement. To the extent, if any, that any Tax sharing agreement or similar agreement would require or permit the Bank, as a result of the Stock Purchase, the Bank Asset Purchase or otherwise, to make, pay or declare a dividend or other distribution that would, in and of itself or in combination with other factors, cause the Bank’s Adjusted Stockholders Equity to be less than the Bank’s Minimum Capital Level on the Closing Date, such agreement shall be amended within five (5) Business Days of the date hereof to prohibit such dividends or distributions, and no such dividends or distributions shall be made, paid or declared prior to such time. Any Tax sharing or similar agreement involving the Bank or its operations shall automatically terminate as of the Closing Date insofar as it relates to any time after the Closing Date, and the Bank shall not be bound by any Tax sharing agreement or have any Liabilities or other obligations thereunder after the Closing Date.

ARTICLE IX

CONDITIONS

9.1. Conditions to the Obligations of Purchaser. Notwithstanding any other provision of this Agreement, the obligations of Purchaser to consummate the Stock Purchase are subject to the following conditions precedent:

(a) Each of the representations and warranties made by Shareholder in this Agreement and in any other Transaction Document executed or provided by Shareholder shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date.

(b) Shareholder shall have performed in all material respects all of its obligations, and shall have performed or complied in all material respects with all agreements and covenants, it is required by this Agreement to perform or complied with prior to or at the Closing Date.

(c) Except as specifically contemplated herein, there shall not have been any action taken, or any Applicable Law or Regulation enacted, promulgated or issued or deemed applicable to the Stock Purchase that would prohibit Purchaser’s ownership of the Bank Stock or render Purchaser or Shareholder unable to consummate any aspect of the Transaction.

(d) The Closing Financial Statements, and the Bank’s calculation of its Adjusted Equity Capital and the Purchase Price, shall each have been approved by Purchaser in good faith, and the Bank’s Adjusted Equity Capital, as reflected in the Closing Financial Statements, shall be not less than the Bank’s Minimum Capital Level.

(e) There shall have been and shall not be any change that would have or would reasonably be expected to have a Bank Material Adverse Effect.

(f) Shareholder shall have tendered for delivery all of the certificates, documents and other items set forth in Section 2.5, including certificates representing all of the Bank Stock.

(g) The Bank Merger Agreement shall have been duly authorized and approved by the Bank so as to permit the Bank Merger to be consummated immediately upon the Closing of the Stock Purchase.

(h) The Bank’s current Chief Executive Officer shall have entered into a mutually acceptable non-solicitation agreement regarding the Bank’s employees and customers.

9.2. Conditions to the Obligations of Shareholder. Notwithstanding any other provision of this Agreement, the obligations of Shareholder to consummate the Stock Purchase are subject to the following conditions precedent:

(a) Each of the representations and warranties made by Purchaser in this Agreement and in any other Transaction Document executed or provided by Purchaser shall have been true and correct in all respects as of the date of this Agreement, and as of the Closing Date as though made at and as of the Closing Date.

(b) Purchaser shall have performed in all material respects all of its obligations, and shall have performed or complied in all material respects with all agreements and covenants, it is required by this Agreement to perform or complied with prior to or at the Closing Date.

(c) Purchaser shall have tendered for delivery the Purchase Price and all of the certificates, documents and other items set forth in Section 2.4.

9.3. Conditions to the Obligations of Both Parties. Notwithstanding any other provision of this Agreement, the obligations of Purchaser on the one hand, and Shareholder on the other hand, to consummate the Stock Purchase are subject to the following conditions precedent:

(a) No preliminary or permanent injunction or other order by any federal or state court that prevents the consummation of the Stock Purchase or the Bank Merger shall have been issued and remain in effect.

(b) Purchaser shall have received the Regulatory Approvals that are required for it to acquire control of the Bank and to consummate the Stock Purchase and the Bank Merger, and all required waiting periods relating thereto shall have expired.

(c) Shareholder and Purchaser shall have received an opinion of Shareholder’s accountants dated as of the Effective Time in the form attached as Exhibit G to the effect that Shareholder has lawfully and validly elected S Corporation status and the treatment of the Bank as a QSSS within the meaning and requirements of Sections 1361 and 1362 of Code, and that at all times since January 1, 1998, Shareholder has maintained its status as an S Corporation and the Bank’s status as a QSSS. The cost of such opinion shall be borne equally by Purchaser and Shareholder.

(d) No Action shall have been instituted, made or threatened by any Person relating to the Stock Purchase or the validity or propriety of any aspect of the Stock Purchase.

ARTICLE X

TERMINATION

10.1. Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) By mutual written consent of Purchaser and Shareholder.

(b) By either Purchaser or Shareholder in the event of a breach by the other party of any representation, warranty, covenant or agreement contained herein, which breach would result in the failure to satisfy any Closing conditions set forth in Section 9.1 (a) or (b) in the case of termination by Purchaser, or in Section 9.2 (a) or (b) in the case of termination by Shareholder, except for any such breach that has been disclosed and cured within the time periods specified in Section 7.5.

(c) By either Purchaser or Shareholder, if any of the other conditions set forth in Section 9.1 in the case of termination by Purchaser, Section 9.2 in the case of termination by Shareholder, and Section 9.3 in the case of termination by either Purchaser or Shareholder, to such party’s obligation to consummate any aspect of the Stock Purchase shall have become impossible to satisfy prior to the Termination Date, unless such impossibility shall be due to the act or failure to act of the party seeking to terminate this Agreement.

(d) By either Purchaser or Shareholder after the Termination Date if the Stock Purchase has not been consummated by such date, provided that the party seeking to terminate this Agreement is not then in material breach of any representation, warranty, covenant or other agreement contained herein.

10.2. Expenses. Except as expressly provided in this Agreement, Purchaser and Shareholder shall each bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own consultants, investment bankers, accountants and counsel. In the event one of the parties hereto files suit to enforce or recover costs and expenses or damages for breach of this Agreement, the costs, fees, charges and expenses (including reasonable attorneys’ fees) of the prevailing party in such litigation (and any related litigation) shall be borne by the non-prevailing party.

10.3. Termination Fee.

(a) In the event this Agreement is terminated by Purchaser pursuant to Section 10.1(b) based on an uncured, unintentional breach by Shareholder of any representation, warranty, covenant or agreement contained herein, or pursuant to Section 10.1(c) based on the failure of any condition set forth in Section 9.1(d) through (h), Shareholder shall pay Purchaser a termination fee of $250,000 within ten (10) Business Days after a demand for payment is made by Purchaser following such termination.

(b) In the event this Agreement is terminated by Shareholder pursuant to Section 10.1(b) based on an uncured, unintentional breach by Purchaser of any representation, warranty, covenant or agreement contained herein, or pursuant to Section 10.1(c) due to the failure of any condition set forth in Section 9.2(c) or Section 9.3(b), Purchaser shall pay Shareholder a termination fee of $250,000 within ten (10) Business Days after a demand for payment is made by Shareholder following such termination.

(c) In the event this Agreement is terminated by either party pursuant to Section 10.1(b) based on the other party’s uncured, willful and intentional breach of any representation, warranty, covenant or agreement contained herein under this Agreement, or by Purchaser pursuant to Section 10.1(b) based on an uncured breach by Shareholder of its obligations under Section 5.2 or Section 5.1(e), then the breaching party shall pay the terminating party a termination fee of $1.0 million within ten (10) Business Days after a demand for payment is made by the terminating party following such termination.

(d) The payment of a termination fee pursuant to the provisions of this Section 10.3 is intended to be, and shall constitute, liquidated damages and shall be the sole and exclusive remedy in lieu of any and all claims that the party entitled to such fee and its officers, directors and stockholders have, or might have against the other party and its respective officers, directors and stockholders for any claims arising from, or relating in any way to, this Agreement or the Stock Purchase, and the party entitled to such termination fee and its officers, directors and stockholders shall not have any other rights or claims against the other parties and their respective officers, directors and shareholders.

ARTICLE XI

GENERAL PROVISIONS

11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile transmission or by registered or certified mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) and shall be deemed to be delivered on the date so delivered:

(a)	If to Purchaser:	BankFinancial Corporation
15W060 North Frontage Road
Burr Ridge, Illinois 60527
Telephone: (630) 242-7069
Facsimile: (630) 242-7069
Attention: F. Morgan Gasior
and James J. Brennan

	With a copy to:	Edwin S. del Hierro, Esq.
Barack Ferrazzano et al LLP
333 West Wacker Drive, Suite 2800
Chicago, Illinois 60606
Telephone: (312) 984-3222
Facsimile: (312) 984-3150

(b)	If to Shareholder:	University Bancorporation, Inc.
1354 East 55th Street
Chicago, Illinois 60615
Telephone: (773) 684-1200
Facsimile: (773) 684-4560
Attention: Ronald L. Duitsman

	With a copy to:	Floyd Abramson, Esq.
Joseph C. Grayson, Esq.
Abramson & Fox
One East Wacker Drive 38th Floor
Telephone: 312-644-8500
Facsimile: 312-644-0798

11.2. Applicable Law. This Agreement shall be construed and interpreted in all respects, including validity, interpretation and effect, under the internal laws of the State of Illinois, except to the extent that the laws of the United States are controlling.

11.3. Severability. If any term or provision of this Agreement is held by a final and non-appealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated unless the effect would be to cause this Agreement not to achieve its purposes.

11.4. Entire Agreement; Assignment. Except as otherwise expressly provided herein, this Agreement and the other Transaction Documents (a) constitute the entire agreement between the parties hereto and supersede all other prior agreements and undertakings, both written and oral, between the parties, with respect to the subject matter hereof; and (b) are not intended to confer upon any other Person any third party beneficiary or other rights or remedies hereunder except as specifically provided herein. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. Except as permitted by Section 7.4(d), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either party hereto without the prior written consent of the other party hereto, and any attempted assignment in violation of this Section 11.4 shall be void.

11.5. Survival. In the event of the termination of this Agreement by either Purchaser or Shareholder as provided in Section 10.1, this Agreement shall forthwith become void and have no effect except that (a) the agreements contained in Sections 7.1(a), 10.2 and 10.3 shall survive the termination hereof. In the event the Closing occurs, the covenants, agreements, warranties and representations contained in Sections 6.2, 6.3, 6.4, 7.1, and 7.7, and in Articles VIII, X and XI, and only those covenants, agreements, warranties and representations, shall survive the Closing in accordance with their respective terms for any statute of limitations applicable to the matters specified therein (including, without limitation, any statute of limitations applicable to Taxes covered by Article VIII) or, if no statute of limitations is applicable or none can be identified, for three (3) years following the Closing. The limitations contained in this Section 11.5 shall not apply in the case of any fraudulent or intentional misrepresentation made by any party.

11.6. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties by the Chief Executive Officer of each party.

11.7. Waiver. Any term, provision or condition of this Agreement other than the receipt of the Regulatory Approvals may be waived at any time by the party entitled to the benefits thereof, but only pursuant to an express written waiver signed by such party. Every right granted to any party under this Agreement or in any Transaction Document, and every right arising in favor of such party at law or in equity, shall be cumulative of all other rights of such party. The failure of any party to require the performance of any warranty, representation, covenant or other provision, or the satisfaction of any condition, of this Agreement shall in no manner affect such party’s right at a later time to enforce the same or similar provisions, or any other provision of this Agreement. No waiver by any party of a condition or the breach of any warranty, representation or covenant in this Agreement in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or any other condition or breach. No investigation, review or audit by any party prior to or after the date hereof, or any disclosure made to the other party in the Disclosure Schedule or otherwise, shall constitute a waiver of any right to enforce warranties, representations, covenants or conditions hereunder, absent an express written waiver executed pursuant to this Section 11.7.

11.8. Counterparts. This Agreement may be executed in two or more counterparts that together shall constitute a single agreement.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the day and year first above written.

University Bancorporation, Inc.

By:	/s/ Ronald L. Duitsman
Name:	Ronald L. Duitsman
Title:	Chairman and Chief Executive Officer

BankFinancial Corporation

By:	/s/ F. Morgan Gasior
Name:	F. Morgan Gasior
Title:	Chairman and Chief Executive Officer

EXHIBIT A

Loan Standards

•	First mortgage one-to-four family residential Loans that comply with the financial limits and underwriting standards Fannie Mae.

•	Second mortgage one-to-four family residential Loans having a principal amount not exceeding $500,000 and a combined loan to value ratio not exceeding 80%.

•	First mortgage multifamily real estate Loans and commercial real estate Loans having a principal amount not exceeding $1 million, a loan to value ratio not exceeding 80%, and a debt service coverage ratio of not less than 1.2 (after incorporating appropriate reserves and adjustments for management fees, maintenance reserves, taxes, utilities and insurance).

•	First mortgage construction Loans not exceeding 80% of all direct and indirect construction costs (excluding developer profit and overhead), and a loan to value ratio upon completion of not less than 75%.

•	Consumer loans secured by adequate collateral and having a principal amount not exceeding $100,000.

•	Loan Participations purchased by the Bank in the ordinary course that either meet the standards set forth on this Exhibit A or involve fully secured insurance premium financing transactions with maturities of one (1) year or less, in each case not exceeding $1,000,000.

•	Unsecured commercial loans having a principal amount not exceeding $200,000.

•	Renewals of existing loans subject to section 5.1(b)(i)

EXHIBIT B

Form of Legal Opinion from Legal Counsel to Purchaser

                    , 2006

University Bancorporation, Inc.

1354 East 55th Street

Chicago, Illinois 60615

Attn: Mr. Ronald L. Duitsman

Re:	Stock Purchase Agreement dated November , 2005 between University Bancorporation, Inc. and BankFinancial Corporation

Ladies and Gentlemen:

We have acted as special counsel to BankFinancial Corporation, a Maryland corporation (“Purchaser”), in connection with the transactions contemplated in that certain Stock Purchase Agreement dated as of November     , 2005, between Purchaser and University Bancorporation, Inc., an Illinois corporation (the “Shareholder”). This opinion is delivered to you pursuant to Section 2.4(d) of the Agreement. All defined terms used herein which are not defined herein shall have the definitions ascribed to them in the Agreement.

To express the opinions set forth below, we have reviewed executed copies of the Agreement and the instruments, documents and certificates expressly identified in Attachment A to this opinion letter (including the Agreement, collectively, the “Transaction Documents”), and have examined the corporate records and proceedings of Purchaser with respect to:

1.	the organization and standing of Purchaser;

2.	the legal sufficiency of all corporate proceedings of Purchaser taken in connection with the execution and performance of the Transaction Documents; and

3.	such other matters of fact and law as we have deemed necessary for rendering this opinion.

The opinions set forth below are qualified as stated therein and are qualified further by the following:

(a) Our opinions are based upon existing laws, ordinances and regulations in effect as of the date hereof and as they presently apply.

University Bancorporation, Inc.

                    , 2006

(b) To render the opinions set forth below, we have relied, with your permission, as to matters of fact, upon the representations and warranties contained in the Agreement and in certificates of officers of Purchaser, and we have not independently verified the truth or accuracy of such facts. We have relied as to materiality upon the judgment of officers and representatives of Purchaser.

(c) This opinion letter has been prepared by attorneys who are members of the bar of the State of Illinois, and the opinions expressed herein are limited to federal laws, the laws of the State of Illinois and the Maryland General Corporation Law.

(d) We have not undertaken any review of, and we render no opinion with respect to any of the following: (i) laws and regulations that apply to entities incorporated, formed or organized other than pursuant to federal laws or in any state other than the State of Illinois and the State of Maryland; (ii) federal or state health, safety, food, drug, building, zoning, environmental, pollution, or other similar laws or regulations; (iii) federal or state laws or regulations relating to taxation; (iv) pension and employee benefit laws and regulations (e.g., ERISA); (v) federal and state antitrust and unfair competition laws and regulations including federal and state laws and regulations concerning filing and notice requirements (e.g., Hart-Scott-Rodino and Exon-Florio); (vi) local laws and regulations; (vii) fraudulent transfer and fraudulent conveyance laws; (viii) federal and state land use and subdivision laws and regulations; (ix) federal and state racketeering laws and regulations (e.g., RICO); (x) federal and state labor laws and regulations; (xi) federal and state customs, importing and similar laws and regulations; (xii) federal and state laws, regulations and policies concerning national and local emergency, possible judicial deference to acts of sovereign states, and criminal and civil forfeiture laws; (xiii) other federal and state statutes of general application to the extent they provide for criminal prosecution (e.g., mail fraud and wire fraud statutes); (xiv) laws and regulations relating to commodity (and other) futures and indices and other similar instruments; (xv) margin regulations promulgated by the Board of Governors of the Federal Reserve System; and (xvi) federal patent, copyright and trademark, state trademark, and other federal and state intellectual property laws and regulations.

(e) We have assumed, but have not independently verified: (i) the legal capacity of all natural persons; (ii) the genuineness of all signatures; (iii) the authenticity of all documents submitted to us as originals; (iv) the conformity to authentic original documents of all documents submitted to us as copies; and (v) the truth, accuracy and completeness of all records made available to us.

(f) We have assumed, but have not independently verified, that any Transaction Document executed or to be executed by any person or entity other than Purchaser has been duly authorized, executed, and delivered by such person or entity, that such execution and delivery is within their corporate or other power, as the case may be, that any such Transaction Document constitutes a legal, valid, and binding obligation of such person or entity, and that the performance by such person or entity of their respective obligations under the Transaction Documents has been duly authorized and does not and will not contravene or conflict with any law, rule, or regulation of any jurisdiction, or any agreement, judgment, order, or decree applicable to such person or entity or by which any of them may be bound or affected.

University Bancorporation, Inc.

                    , 2006

(g) We have assumed, but have not independently verified, that all parties to the Transaction Documents, other than Purchaser, are duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of incorporation, formation, or organization.

(h) The opinions hereafter expressed are qualified to the extent that: (i) the enforceability of any rights or remedies in any agreement or instrument may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or transfer, equitable subordination, or similar laws and doctrines now or hereafter affecting the rights of creditors generally and general equitable principles; and (ii) the availability of specific performance, injunctive relief or any other equitable remedy is subject to the discretion of a court of competent jurisdiction.

(i) We assume that the Shareholder will exercise its rights and remedies under the Transaction Documents in good faith and in a commercially reasonable manner.

(j) We express no opinion regarding any provision of the Transaction Documents purporting to bind third parties (other than BankFinancial), limit the rights of third parties (other than BankFinancial), or grant rights to third parties (other than BankFinancial). Without limiting the generality of the foregoing, we express no opinion regarding the legality, validity, enforceability, or binding effect of the Transaction Documents other than as between Purchaser and the Shareholder.

(k) We have assumed, but have not independently verified, that each certificate issued by an Applicable Governmental Authority or a Regulatory Authority is true, accurate, complete and authentic, and all official public records (including their proper indexing and filing) are accurate and complete.

(l) We have assumed, but have not independently verified, that all contracts, agreements, documents, and instruments relevant to this opinion (other than the Transaction Documents) and all court and administrative orders, writs, judgments and decrees would be enforced as written.

(m) References herein to any disclosure schedule include any update to any such schedule.

(n) Our opinion expressed in paragraph 1 below regarding the valid existence and good standing of Purchaser is based solely on a certificate from the Secretary of State of the State of Illinois dated                     , 2006 and a certificate from the Secretary of State of the State of Maryland dated                     , 2006.

University Bancorporation, Inc.

                    , 2006

(o) Our opinions expressed in paragraphs 2, 3 and 5 below are based solely on a certificate from Purchaser attached as Attachment B hereto. With your concurrence and due to the limited nature of our engagement with respect to the representation of Purchaser, which limited engagement does not include the matters that are the subject of the opinions expressed in the paragraphs identified in the immediately preceding sentence, for the purpose of rendering our opinions, we have assumed the accuracy and completeness of the representations make in the certificate attached as Attachment B hereto and have not independently verified the truth, accuracy, completeness or fairness of such representations.

(p) The opinions expressed herein are matters of professional judgment and are not a guaranty of results.

On the basis of and subject to the foregoing and the qualifications stated below, we are of the opinion that:

1. Purchaser is duly organized and is validly existing as a corporation in good standing under the laws of the State of Maryland.

2. Purchaser has all requisite corporate power and authority to enter into the Agreement and to carry out the transactions contemplated by it. Subject to the qualifications and limitations of the Transaction Documents and the Disclosure Schedules, the execution, delivery and performance of the Agreement will not (a) conflict with or result in or constitute a violation of the Articles of Incorporation or bylaws of Purchaser, or applicable provisions of any Law or (b) to our knowledge, conflict with or result in any material violation, breach or termination of or default or loss of a material benefit under, or permit the acceleration of, any obligation or result in the creation of any material lien, charge or encumbrance on any of Purchaser’s property or assets under any provision of any material agreement or order of any court or Applicable Governmental Authority to which Purchaser is bound that is set forth in the schedules to the Agreement or of which we have knowledge.

3. The execution and delivery of the Agreement by Purchaser and consummation of the transactions contemplated by it have been duly authorized by all necessary corporate action. The officers of Purchaser have been duly authorized to execute the Agreement and the other documents contemplated by the Agreement and to consummate the Transaction.

4. The Agreement constitutes the valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

5. The execution, delivery and performance by Purchaser of the Agreement and the consummation of the transactions contemplated in the Agreement, to our knowledge, require no action by, or filing with, any Regulatory Authority other than such actions and filings received or undertaken by Purchaser. To our knowledge, the Purchaser has received all approvals and authorizations required to consummate the transactions contemplated in the Agreement from the Regulatory Authorities.

University Bancorporation, Inc.

                    , 2006

6. To our knowledge, there is no litigation, governmental proceeding or investigation, injunction, or similar judicial or administrative order in effect, pending, or threatened against Purchaser or any of the property or assets of Purchaser except as disclosed in the schedules to the Agreement and except for examinations conducted by Regulatory Authorities in the ordinary course.

Whenever a statement herein is qualified by “to our knowledge” or a similar phrase, it is intended to indicate that those attorneys in this firm who have rendered legal services for Purchaser do not have current actual knowledge of the inaccuracy of such statement.

This opinion is limited to the matters set forth herein and no opinion is intended to be implied or may be inferred beyond those expressly stated herein. This opinion is made as of the date hereof and we undertake no duty to revise or supplement the same, or otherwise advise you as to any changes in the law arising after the date hereof. This opinion is rendered solely for the benefit of the addressees hereto and may not be used, exhibited or relied upon by any other person or entity without prior written notice.

Very truly yours,

ATTACHMENT A

Instruments, Certificates and Documents

ATTACHMENT B

Legal Opinion Back-up Certificate

(see attached)

EXHIBIT C

Form of Legal Opinion from Legal Counsel to Shareholder

                    , 2006

BankFinancial Corporation

15W060 North Frontage Road

Burr Ridge, Illinois 60527

RE:	Stock Purchase Agreement dated November , 2005 (the “Agreement”) between University Bancorporation, Inc. (“UBC”) and BankFinancial Corporation (the “Purchaser”)

Gentlemen:

We have acted as special counsel to University Bancorporation, Inc. in connection with the Agreement and the sale of the capital stock (the Bank Stock) of University National Bank, Chicago, Illinois, a national banking association (the Bank) and the merger of the Bank into BankFinancial F.S.B. as contemplated by the Agreement (the Transaction). We are furnishing this opinion pursuant to Section 2.5(g) of the Agreement. Capitalized terms used in this opinion letter and not otherwise defined have the meanings given them in the Agreement.

For purposes of this opinion we have examined originals, or copies certified or otherwise identified to our satisfaction, of and relied upon the following:

A.	The executed Agreement, including the exhibits and schedules attached to it, the Bank Merger Agreement and the Non-Solicitation Agreement executed by Ronald L. Duitsman (collectively referred to as the “Transaction Documents”).

B.	The Certificate of Incorporation and Bylaws of UBC;

C.	The other agreements referred to in the exhibits and schedules to the Agreement;

D.	Copies of certain resolutions adopted by UBC’s Board of Directors and Shareholders authorizing the execution and delivery of the Agreement and the sale of the Bank Stock; and

E.	Certificates and other documents of public officials, officers and other representatives of the Bank, UBC and others we have deemed necessary or advisable as a basis for the opinions set forth below.

As to factual matters, we have relied solely and exclusively upon, and have assumed the accuracy of the representations and warranties contained in the Agreement, the closing certificate of UBC, certificates of public officials and representations made to us by representatives of UBC and the Bank. We have made no independent investigation of any of the facts stated in the Transaction Documents, the UBC closing certificate or in any other certificate or in the public records; however, nothing has come to our attention which would lead us to believe that any such facts are inaccurate or incomplete.

ASSUMPTIONS

For purposes of this opinion, we assume the following:

A. The genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the authenticity and conformity with the original documents of all documents submitted to us as telecopies, certified, photostatic or reproduced copies;

B. The authenticity and accuracy of all oral or written certifications and statements of fact upon which we are relying; and

C. The Agreement is a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms.

OPINION

Based upon and subject to those assumptions and the qualifications set forth at the end of this opinion, we are of the opinion that:

1. UBC is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. The Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America.

2. UBC has all requisite corporate power and authority to enter into the Agreement and to carry out the transactions contemplated by it. Subject to the qualifications and limitations of the Transaction Documents, the Disclosure Schedules or in any Material Agreement, the execution, delivery and performance of the Agreement will not (a) conflict with or result in or constitute a violation of the Certificate of Incorporation or bylaws of UBC, or applicable provisions of any Law or (b) to our knowledge, conflict with or result in any material violation, breach or termination of or default or loss of a material benefit under, or permit the acceleration of, any obligation or result in the creation of any material lien, charge or encumbrance on the Bank Stock or any of the Bank’s property or assets under any provision of any Material Agreement or order of any court or Applicable Governmental Authority to which UBC or the Bank is bound that is set forth in the schedules to the Agreement or of which we have knowledge.

3. The execution and delivery of the Agreement by UBC and consummation of the transactions contemplated by it have been duly authorized by all necessary corporate action. The officers of UBC have been duly authorized to execute the Agreement and the other documents contemplated by the Agreement and to close the Transaction.

4. The Agreement constitutes the valid and binding obligation of UBC, enforceable against it in accordance with its terms.

5. The execution, delivery and performance by UBC of the Agreement and the consummation of the Transaction, to our knowledge, require no permit, authorization or other action by, or filing with, any Governmental Agency by UBC or Bank other than those filings already made with the [[Board of Governors of the Federal Reserve System, the Department of Justice]], Office of the Comptroller of the Currency and the Office of Thrift Supervision.

6. The authorized capital stock of the Bank consists of 40,000 $10.00 par value shares of common stock, all of which are validly issued and outstanding, fully paid and nonassessable. All of the Bank Stock is owned beneficially and of record by UBC. To our Knowledge, except for the Bank Stock, there are no shares of capital stock or other equity securities of the Bank outstanding or contracts, commitments, understandings or other obligations or arrangements by which the Bank is or may be bound to issue additional shares of its capital stock. To our knowledge, UBC has sold and transferred to Purchaser good and marketable title to the Bank Stock, free and clear of all pledges or liens [(except for a pledge of the Bank Stock to LaSalle Bank, N.A. to secure a loan in the original principal amount of $700,000 which will be repaid at Closing)], outstanding subscriptions, options, warrants, rights, conversion rights, rights of first refusal or other agreements or commitments (i) obligating the Bank to issue or purchase shares of its capital stock or any security convertible into its capital stock, or (ii) obligating UBC to purchase, sell or transfer any capital stock of the Bank.

7. Upon transfer of the Bank Stock to Purchaser pursuant to the Agreement and payment of the Purchase Price, the Bank Stock will be duly authorized, validly issued, fully paid and non-assessable.

8. To our knowledge, there is no litigation, governmental proceeding or investigation, injunction, or similar judicial or administrative order in effect, pending, or threatened against UBC, the Bank, the Bank Stock or any of the property or assets of UBC or the Bank or the Shares except as disclosed in the Schedules to the Agreement and except for examinations conducted by the OCC in the ordinary course.

QUALIFICATIONS

A. Our opinion as to the enforceability of the Agreement is subject to the qualifications that (1) enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and other similar laws and by general principles of equity, now or hereafter in effect, and in this regard we have assumed that you will exercise your rights and remedies under the Agreement in good faith and in circumstances and a manner which are commercially reasonable and (2) the remedies of specific performance and injunctive relief and other forms of equitable relief are subject to equitable defenses and to the discretion of the court before which any proceeding may be brought.

B. Whenever we state that our opinion with respect to the existence or absence of fact is based “on our knowledge” or is qualified by the phrase “to our knowledge” or “known to us”, our opinion is based solely on (i) the actual knowledge of attorneys currently with the firm who have represented UBC, (ii) the representations and warranties of UBC contained in the Agreement and (iii) the certificate of Ronald L. Duitsman. We have made no independent investigation as to factual matters. However, no information has come to our attention which would give us actual knowledge of the existence or absence of such fact. Whenever we have stated that we have assumed any matter, it means that we have assumed such matter without making a factual, legal or other inquiry and without expressing any opinion or conclusion of any kind concerning the matter. We have not undertaken a search of court dockets in any jurisdiction.

C. We express no opinion as to any laws other than the laws of the United States of America and the laws of the State of Illinois.

D. We express no opinion regarding any provision regarding indemnification to the extent the same may be violative of public policy. We have not reviewed and do not opine as to (i) ERISA laws, rules and regulations, or (ii) Federal or state taxation, securities or “blue sky” laws, rules or regulations. We express no opinion as to compliance or non-compliance by any person with the anti-fraud provisions of state and federal laws, rules and regulations concerning the issuance of securities.

E. This opinion letter is limited to the matters expressly stated and no opinion is implied or may be inferred beyond the matters expressly stated.

F. This opinion is being furnished to you and may be relied upon by you solely in connection with the Transaction, and for no other purpose. This opinion may not be relied upon by or furnished to any other Person for any purpose without our prior written consent, except that you may furnish a copy to your attorneys. This opinion is given as of the date above, and we assume no obligation to advise you of any changes which might hereafter come to our attention.

G. Floyd H. Abramson is a partner in Abramson & Fox. He is a shareholder of University Bancorporation, Inc. and has a financial interest in it and the Transaction. Joseph C. Grayson, also a partner in Abramson & Fox, is a director of University National Bank and holds director qualifying shares in University Bancorporation, Inc.

Very truly yours,

ABRAMSON & FOX

By:

EXHIBIT D

Material Agreement Provisions or Effects

A contact or agreement that:

•	has a term of more than one (1) year, involves an annual expenditure of $5,000 or more, or cannot be terminated without the payment of liquidated damages, a penalty or a fee of $5,000 or more;

•	involves data processing, item processing or merchant processing services;

•	affects ownership, title to or the use of any Bank Property;

•	relates to employment, severance, consulting or professional service arrangements with any Person, or provides for the payment of commissions of more than $5,000 to or the sharing of any profits with a Person;

•	involves as a party any officer or director of Shareholder or the Bank;

•	limits the right of the Bank to engage in any line of business or to compete with any Person, or the right of any Person to compete with the Bank or solicit its employees or customers;

•	requires the consent or approval of, or notice to, any Person as a result of the Stock Purchase or the Bank Merger, or relates to any license or permit that is necessary to the operation of the business of the Bank

•	involves the guaranty or accommodation by the Bank of the Liabilities of any Person;

•	provides for any recourse or indemnification obligation on the part of the Bank;

•	relates to the servicing of Loans or the purchase or sale of Loan servicing rights; or

•	involves secondary market forward commitments or similar arrangements to purchase or sell mortgages.

EXHIBIT E

Allocation Statement

Purchaser and Shareholder agree that the Bank premises located at 1354 East 55th Street and the adjoining parking lot together have a fair market value of $2.85 million. This valuation includes both the real estate and the improvements thereon. After the Closing, Purchaser shall allocate this $2.85 million valuation between such real estate and the improvements thereon pursuant to Section 8.3 of the Agreement.

EXHIBIT F

Bank Merger Agreement

AGREEMENT OF MERGER BETWEEN

BANKFINANCIAL, F.S.B.

AND

UNIVERSITY NATIONAL BANK

This AGREEMENT OF MERGER (this “Agreement”) entered into as of this      day of             , 2005, by and between BANKFINANCIAL, F.S.B., a federally-chartered stock savings bank with its main office located at 21110 South Western Avenue, Olympia Fields, Illinois 60461 (“BankFinancial”), and UNIVERSITY NATIONAL BANK, a national banking association with its main office located at 1354 East 55th Street, Chicago, Illinois 60015 (“University”).

W I T N E S S E T H:

WHEREAS, BankFinancial Corporation (“Purchaser”), a Maryland corporation and the sole shareholder of BankFinancial, and University Bancorporation, Inc. (“Bancorp”), an Illinois corporation and the sole shareholder of University, have entered into that certain Stock Purchase Agreement dated as of November 29, 2005 (the “Stock Purchase Agreement”);

WHEREAS, the Stock Purchase Agreement provides for the acquisition by Purchaser of University through a series of transactions set forth in the Stock Purchase Agreement, and specifically: (i) first, Purchaser will acquire all of the issued and outstanding capital stock of University from Bancorp; (ii) immediately following the consummation of the stock purchase contemplated by the Stock Purchase Agreement, BankFinancial and University will consummate the merger contemplated in this Agreement; and

WHEREAS, Bancorp, as the sole stockholder of University, and at least two-thirds of the members of the board of directors of each of BankFinancial and University have approved and authorized the execution and delivery of this Agreement;

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto have agreed as follows:

A G R E E M E N T:

1. Merger. At and on the Merger Effective Date (as defined below), University shall merge with and into BankFinancial (the “Merger”) with BankFinancial as the resulting entity. After the Merger Effective Date, BankFinancial may be referred to in this Agreement as the “Resultant Institution.”

2. Effective Date. The “Merger Effective Date” shall be a date determined by the mutual agreement of BankFinancial and University after all Regulatory Approvals (as such term is defined in the Stock Purchase Agreement) have been received, upon which date the articles of combination filed with and endorsed by Director of the Office of Thrift Supervision (the “OTS”) shall become effective. The Merger shall not be effective unless and until the OTS approves the Merger pursuant to 12 CFR § 563.22(a).

3. Name and Business of the Resultant Institution. The name of the Resultant Institution shall be “BankFinancial, F.S.B.” The business of the Resultant Institution shall be that of a federal savings bank. The federal stock charter of BankFinancial, as in effect immediately prior to the Merger Effective Date, shall be the federal stock charter of the Resultant Institution and the By-laws of BankFinancial, as in effect immediately prior to the Merger Effective Date, shall be the By-laws of the Resultant Institution.

4. Capital Stock. The shares of capital stock of University outstanding immediately prior to the Merger Effective Date shall be canceled solely by virtue of the Merger and without any action required on the part of the holder thereof. Each share of BankFinancial capital stock outstanding immediately prior to the Effective Time shall be converted into an identical outstanding share of the capital stock of the Resultant Institution solely by virtue of the Merger and without any action required on the part of the holder thereof.

5. Offices. The main banking office of the Resultant Institution shall be 21110 South Western Avenue, Olympia Fields, Illinois. The branch offices of BankFinancial and the branch offices of University as set forth on Exhibit A hereto that are in lawful operation prior to the Merger shall be, and shall be operated as branch offices of the Resultant Institution.

6. Directors and Officers. The directors and officers of BankFinancial immediately prior to the Merger Effective Date shall be the directors and officers of the Resultant Institution after the Merger Effective Date and shall remain directors and officers of the Resultant Institution until their successors shall have been elected and qualified.

7. Rights and Duties of the Resultant Institution. At the Merger Effective Date, University shall be merged with and into BankFinancial, and BankFinancial shall be the Resultant Institution. The business of the Resultant Institution shall be that of a Federal savings bank as provided in its charter. All assets, rights, interests, privileges, powers, franchises and property (real, personal and mixed) of University shall be automatically transferred to and vested in the Resultant Institution by virtue of such merger without any deed or other document of transfer. The Resultant Institution, without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the properties, franchises and interests, including appointments, powers, designations, nominations and all other rights and interests as the agent or other fiduciary in the same manner and to the same extent as such rights, franchises, and interests and powers were held or enjoyed by University. The Resultant Institution shall be deemed to be a continuation of the entity of each of BankFinancial and University, the rights and obligations of which shall succeed to the rights and obligations and the duties and liabilities connected therewith, subject to the Home Owners’ Loan Act and other applicable statutes. The Resultant Institution shall be responsible for all of the liabilities, restrictions and duties of every kind and description of University, immediately prior to the Merger, including liabilities for all debts, obligations and contracts of University, matured or unmatured, whether accrued, absolute, contingent or otherwise and whether or not reflected or reserved against on balance sheets, books or accounts or records of University. All rights of creditors and other obligees and all liens on property of University shall be preserved and shall not be released or impaired.

8. Depositors. At the Merger Effective Time, each deposit account holder of BankFinancial and University immediately prior to the Merger Effective Date shall become a depositor of the Resultant Institution.

9. Termination. This Agreement shall automatically terminate in the event that the Stock Purchase Agreement is terminated by Purchaser, Bancorp or both of them in accordance with the terms of the Stock Purchase Agreement.

IN WITNESS WHEREOF, University and BankFinancial have caused this Agreement of Merger to be executed as of the date first above written.

ATTEST:	UNIVERSITY NATIONAL BANK

By:
Secretary		Ronald L. Duitsman. President

ATTEST:	BANKFINANCIAL, F.S.B.

By:
James J. Brennan, Corporate Secretary		F. Morgan Gasior, President

EXHIBIT G

Tax Opinion

Letterhead of Jansey & Co. Ltd.

Dated: [Insert Effective Time]

BankFinancial Corporation

15W060 North Frontage Road

Burr Ridge, Illinois 60527

University Bancorporation, Inc.

1354 East 55th Street

Chicago, Illinois 60617

Gentlemen:

In accordance with Section 9.3(c) of the Stock Purchase Agreement entered into by and between BankFinancial Corporation and University Bancorporation, Inc. dated as of November 29, 2005, we are writing this letter to state that it is our opinion that University Bancorporation, Inc. lawfully and validly elected S Corporation status and the treatment of University National Bank as a Qualified Subchapter S Subsidiary within the meaning and requirements of Sections 1361 and 1362 of the Internal Revenue Code of 1986, and that at all times since January 1, 1998, University Bancorporation, Inc. has maintained its status as an S Corporation and University National Bank’s status as a Qualified Subchapter S Subsidiary.

Jansey & Co., Ltd.